AS FILED WITH THE UNITED STATES SECURITIES AND

EXCHANGE COMMISSION ON JULY 1 , 2005

REGISTRATION NO. 333- 123575

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1

TO

FORM SB-2

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Maverick Oil and Gas, Inc.

(Name of small business issuer in its charter)

Nevada	1040	98-0377027
(State or other jurisdiction of incorporation or organization)	(primary standard industrial classification code number)	(I.R.S. Employer Identification No.)

888 East Las Olas Boulevard, Suite 400

Fort Lauderdale, Florida 33301

(954) 463- 5707

(Address and telephone number of principal executive offices and principal place of business)

V. Ray Harlow

Chief Executive Officer

Maverick Oil and Gas, Inc.

888 East Las Olas Boulevard, Suite 400

Fort Lauderdale, FL 33301

(954) 463- 5707

(Name, address and telephone number of agent for service)

Copies to:

Stephen M. Cohen, General Counsel

1604 Locust Street, 3rd floor

Philadelphia, PA 19103

(215) 545-2702

Brian North, Esq.

Buchanan Ingersoll PC

1835 Market Street, 14th Floor

Philadelphia, PA 19103

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. 

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.001 per share	17,317,565(3)	$2.28	$39,484,048	$5,014
Common stock, par value $0.001 per share	7,360,250(4)	$2.28	$16,781,370	$2,131
Total	24,677,815	$2.28	$56,265,418	$7,145(5)

(1)

In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2)

Estimated in accordance with Rule 457(c) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices reported on the OTC Bulletin Board on March 23, 2005.

(3)	Represents shares of the registrant’s common stock being registered for resale that have been issued to the selling shareholders named in this registration statement.

(4)

Represents shares of the registrant’s common stock being registered for resale that have been or may be acquired upon the exercise of warrants issued to the selling shareholders named in this registration statement.

(5)	Represents filing fee paid in conjunction with the initial filing on March 25, 2005

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

2

SUBJECT TO COMPLETION, DATED JULY 1, 2005

PRELIMINARY PROSPECTUS

Maverick Oil and Gas, Inc.

24,677,815 shares of common stock

This prospectus relates to the resale or other disposition of up to 24,677,815 shares of our common stock, $0.001 par value per share, by the persons who are, or will become, our shareholders. These persons, together with their transferees, are referred to throughout this prospectus as “selling shareholders.” Of these shares, up to 7,360,250 shares are issuable on exercise of certain warrants.

All of the shares and warrants described above were previously issued in private placement transactions completed prior to the filing of the registration statement of which this prospectus is a part.

We are not selling any shares of our common stock in this offering and therefore will not receive any proceeds from this offering. We may receive proceeds on exercise of outstanding warrants for shares of common stock covered by this prospectus if the warrants are exercised for cash. If the warrants are exercised by means of “cashless exercise,” we will not receive any additional proceeds. We will bear all costs associated with this registration. The selling shareholders may offer the shares covered by this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or negotiated prices, in negotiated transactions, or in trading markets for our common stock.

Our common stock trades on the OTC Bulletin Board under the symbol “MVOG.OB” The closing price of our common stock on the OTC Bulletin Board on June 23, 2005, was $1.98 per share.

You should consider carefully the risk factors beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is July 1, 2005.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	3
FORWARD-LOOKING STATEMENTS	12
AVAILABLE INFORMATION	12
USE OF PROCEEDS	12
MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS	13
DIVIDEND POLICY	13
PLAN OF OPERATION	13
BUSINESS	19
LEGAL PROCEEDINGS	26
DESCRIPTION OF PROPERTY	26
DIRECTORS AND EXECUTIVE OFFICERS	27
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	29
EXECUTIVE COMPENSATION	29
SUMMARY COMPENSATION TABLE	29
OPTION/SAR GRANTS IN LAST FISCAL YEAR	29
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES	30
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	31
DETERMINATION OF OFFERING PRICE	32
SELLING SHAREHOLDERS	32
DILUTION	36
PLAN OF DISTRIBUTION	37
DESCRIPTION OF SECURITIES	39
INTEREST OF NAMED EXPERTS	43
LEGAL MATTERS	43
INDEMNIFICATION OF DIRECTORS AND OFFICERS	44
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS	45
FINANCIAL STATEMENTS	46
INFORMATION NOT REQUIRED IN PROSPECTUS	II-1

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully. Investors should carefully consider the information set forth under the heading “Risk Factors.” In this prospectus, the terms “Maverick Oil and Gas,” “we,” “us,” and “our” refer to Maverick Oil and Gas, Inc.

Our Company

We are an independent energy company engaged in the acquisition, development and production of oil and natural gas reserves. Our business model is initially focused on acquiring existing production, as well as development and exploitation properties, the drilling of lower-risk prospects involving development wells within mature fields with a production history, step-out exploration in areas of existing production, as well as recompletions and workovers of existing wells.

Until recently, our management consisted of Michael Garland, who was our U.K.-based sole officer and director. Effective as of March 10, 2005, concurrent with our acquisition of Hurricane Energy , LLC , the U.S.-based former managers of Hurricane Energy became our management team, with Mr. Garland remaining as a director. They have significant industry experience and a proven record of success. We believe that our new management team will increase our profile within the industry and lead to additional acquisition, development, and financing opportunities.

Our operations are focused on identifying and evaluating prospective oil and gas properties and contributing capital to projects that we believe have the potential to produce oil or gas in commercial quantities. We participate in projects directly, as well as indirectly as equity participants in subsidiaries and investees. To date we have not been involved as the operator of the projects in which we participate. Instead, we have relied on others for drilling, delivering any gas or oil reserves we discover, and assisting in negotiating all sales contracts. But with our new management team and our strategic alliance capabilities, we expect to act as the operator of certain of the projects in which we participate, and such operatorship will be a key component of our strategy to increase our reserves and production.

Our primary objectives are to build reserves, production, cash flow and earnings per share by acquiring oil and gas properties, exploring for new oil and gas reserves, and optimizing production and value from existing oil and gas properties. We have crafted a business model specifically designed to exploit the unique opportunities currently available to small companies in the oil and gas industry.

We believe that our business model will permit us to maximize the use of our otherwise limited resources, reduce the risk of unsuccessful drilling efforts, and capitalize on the experience of our management team and consultants. To further maximize our competitive efficiencies, we recently entered into a strategic alliance with a leading worldwide oilfield services company to provide operational and technical oversight of all current and future projects. We expect that this will allow us to achieve significant cost savings and operational efficiencies by outsourcing much of the capital-intensive aspects of our business to our strategic partner. It will also result in highly sophisticated technical expertise being brought to bear on our projects.

Our current projects are focused on low-risk development-type drilling, including recompletions and workovers. Each project is screened on available geologic and engineering data, surrounding production from similar wells, and proximity to infrastructure. We utilize a risk-based economic evaluation that compares various production and price scenarios to rank projects for investment. Our overall business plan employs the same technique for price and production.

To date, we have chosen to focus our acquisition, exploitation, and development activities primarily in Texas and Colorado. This region is characterized by long-lived reserves with predictable and relatively low production depletion rates, multiple geologic targets that decrease risk, strong natural gas prices, lower service costs than in more competitive or remote areas, a favorable regulatory environment that encourages drilling efforts, and limited federal land or land access impediments. Our strategy is to identify projects that fit our investment and production criteria, so as to enhance production and cash flow and optimize the use of our investment capital.

Our development efforts have initially focused on four projects in Texas and one in Colorado. Preliminary drilling results have suggested that at least two of the four Texas projects and the Colorado project could contain substantial reserves that could be extracted at commercially attractive prices. However, drilling has only recently commenced on these properties, and so we cannot be sure that our expectations will be realized. Estimates of oil and gas reserves are developed through a subjective process that depends upon many assumptions, and often some or all of those assumptions are not realized.

Given the current economic dynamics of record-high market prices for oil and natural gas and our efficient operating model, we believe there exists the opportunity for a development stage energy company like ourselves to successfully compete in our chosen market.

The Offering

Common stock outstanding:	96,472,565 shares as of June 21, 2005
Common stock that may be offered by selling shareholders:

Up to 24,677,815 shares, representing 17,317,565 shares of common stock that were issued to the selling shareholders in recent private placement transactions, and 7,360,250 shares of common stock underlying warrants that were issued to the selling shareholders and the placement agents of those transactions, and to certain third party consultants. Although no shares of directors or officers are included, this prospectus does include 8, 365 ,000 shares being offered by certain of our principal stockholders.

Total proceeds raised by offering:

We will not receive any proceeds from the resale or other disposition of the shares covered by this prospectus by any selling shareholder. We will receive proceeds from exercise of the warrants whose underlying shares of common stock are covered by this prospectus if those warrants are exercised for cash.

Risk factors:	There are significant risks involved in investing in our company. For a discussion of risk factors you should consider before buying our common stock, see “Risk Factors” beginning on page 3 .

RISK FACTORS

An investment in our securities is highly speculative and involves a high degree of risk. Therefore, in evaluating us and our business you should carefully consider the risks set forth below, which are only a few of the risks associated with investing in our common stock. You should be in a position to risk the loss of your entire investment.

RISKS RELATING TO THE OIL AND GAS BUSINESS

Our future performance is dependent upon our ability to identify, acquire and develop oil and gas properties.

Our future performance depends upon our ability to find, develop and acquire oil and gas reserves that are economically recoverable. Without successful exploration, exploitation or acquisition activities, we will not be able to develop reserves or generate revenues. No assurance can be given that we will be able to find and develop or acquire reserves on acceptable terms, or that commercial quantities of oil and gas deposits will be discovered sufficient to enable us to recover our exploration and development costs or sustain our business.

The successful acquisition and development of oil and gas properties requires an assessment of recoverable reserves, future oil and gas prices and operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. In addition, no assurances can be given that our exploitation and development activities will result in the discovery of any reserves. Our operations may be curtailed, delayed or canceled as a result of lack of adequate capital and other factors, such as title problems, weather, compliance with governmental regulations or price controls, mechanical difficulties, or unusual or unexpected formations, pressures and/or work interruptions. In addition, the costs of exploitation and development may materially exceed initial estimates.

We can provide no assurance that oil and gas will be discovered in commercial quantities in any of the properties we currently hold interests in or properties in which we may acquire interests in the future. Our success will depend upon our ability to acquire working and revenue interests in properties upon which gas and oil reserves are ultimately discovered in commercial quantities. Although our new management team has significant industry experience, we do not have an established history of locating and developing properties that have oil and gas reserves.

The successful implementation of our business plan is subject to risks inherent in the oil and gas business.

Our oil and gas interests are subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire properties and to drill exploratory wells. In addition, the cost and timing of drilling, completing and operating wells is often uncertain. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause exploration, development and production activities to be unsuccessful. This could result in a total loss of our investment in a particular property. If exploration efforts are unsuccessful in establishing proved reserves and exploration activities cease, the amounts accumulated as unproved costs will be charged against earnings as impairments.

Expansion of our operations will require significant capital expenditures for which we may be unable to provide sufficient financing.

Although we believe our existing capital resources are sufficient to sustain our current level of operations, our business model contemplates expansion of our business by identifying and acquiring additional oil and gas properties. We intend to rely on external sources of financing to meet the capital requirements associated with the expansion of our oil and gas operations. We plan to obtain the future funding that we will need through debt and equity markets, but we cannot assure you that we will be able to obtain additional funding when it is required or that it will be available to us on commercially acceptable terms.

We also intend to make offers to acquire oil and gas properties in the ordinary course of our business. If these offers are accepted, our capital needs will increase substantially. If we fail to obtain the funding that we need when it is required, we may have to forego or delay potentially valuable opportunities to acquire new oil and gas properties or default on existing funding commitments to third parties and forfeit or dilute our rights in existing oil and gas property interests.

We expect our operating expenses to increase substantially in the future and may need to raise additional funds.

We have a history of net losses and expect that our operating expenses will increase substantially over the next 12 months as we continue to implement our business plan. In addition, we may experience a material decrease in liquidity due to unforeseen capital calls or other events and uncertainties. As a result, we may need to raise additional funds, and such funds may not be available on favorable terms, if at all. If we cannot raise funds on acceptable terms, we may not be able to execute on our business plan, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. This may seriously harm our business, financial condition and results of operations.

We are a development stage company implementing a new business plan.

We are a development stage company with only a limited operating history upon which to base an evaluation of our current business and future prospects, and we have just begun to implement our business plan. Since our inception, we have suffered recurring losses from operations and have depended on new investments to sustain our operations. During the years ended August 31, 2003 and 2004, and for the six month period ended February 28, 2005 we reported losses of $ 28,444, $155,731 and $ 4,354,814, respectively. In addition, our consolidated financial statements for the year ended August 31, 2004, contained a going concern qualification. Although we have recently raised significant proceeds from financing transactions, and no longer believe that a going concern qualification is applicable, we remain in the development stage with no assurances that we can achieve profits from operations.

We rely heavily upon reserve estimates when determining whether or not to invest in a particular oil or gas property.

The oil and gas reserve information that we use in evaluating oil and gas prospects is based on reserve estimates involving a great deal of uncertainty. Different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Reserve estimates depend in large part upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location, and whether oil and natural gas are recoverable from a reservoir. Recoverability is ultimately subject to the accuracy of data including, but not limited to, geological characteristics of the reservoir, structure, reservoir fluid properties, the size and boundaries of the drainage area, reservoir pressure, and the anticipated rate of pressure depletion. The evaluation of these and other factors is based upon available seismic data, computer modeling, well tests and information obtained from production of oil and natural gas from adjacent or similar properties, but the probability of the existence and recoverability of reserves is less than 100% and actual recoveries of proved reserves can differ from estimates.

Reserve estimates also require numerous assumptions relating to operating conditions and economic factors, including the price at which recovered oil and natural gas can be sold, the costs of recovery, assumptions concerning future operating costs, severance and excise taxes, development costs and workover and remedial costs, prevailing environmental conditions associated with drilling and production sites, availability of enhanced recovery techniques, ability to transport oil and natural gas to markets and governmental and other regulatory factors, such as taxes and environmental laws. A negative change in any one or more of these factors could result in quantities of oil and natural gas previously estimated as proved reserves becoming uneconomic. For example, a decline in the market price of oil or natural gas to an amount that is less than the cost of recovery of such oil and natural gas in a particular location could make production commercially impracticable. The risk that a decline in price could have that effect is magnified in the case of reserves requiring sophisticated or expensive production enhancement technology and equipment, such as some types of heavy oil. Each of these factors, by having an impact on the cost of recovery and the rate of production, will also affect the present value of future net cash flows from estimated reserves.

In addition, the 10% discount factor, which is required by the Securities and Exchange Commission to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interests rates in effect from time to time and risks associated with us or the oil and gas industry in general.

Our ability to produce sufficient quantities of oil and gas from our properties may be adversely affected by a number of factors outside of our control.

The business of exploring for and producing oil and gas involves a substantial risk of investment loss. Drilling oil and gas wells involves the risk that the wells may be unproductive or that, although productive, that the wells may not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic due to pressure depletion, water encroachment, mechanical difficulties, etc, which impair or prevent the production of oil and/or gas from the well.

There can be no assurance that oil and gas will be produced from the properties in which we have interests. In addition, the marketability of any oil or gas that we acquire or discover may be influenced by numerous factors beyond our control. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. We cannot predict how these factors may affect our business.

In addition, the success of our business depends upon the efforts of various third parties that we do not control. We rely upon various companies to assist us in identifying desirable oil and gas prospects to acquire and to provide us with technical assistance and services. We also rely upon the services of geologists, geophysicists, chemists, engineers and other scientists to explore and analyze oil and gas prospects to determine a method in which the oil and gas prospects may be developed in a cost-effective manner. In addition, we rely upon the owners and operators of oil and gas drilling equipment to drill and develop our prospects to production. Although we have developed relationships with a number of third-party service providers, we cannot assure you that we will be able to continue to rely on such persons. If any of these relationships with third-party service providers are terminated or are unavailable on commercially acceptable terms, we may not be able to execute our business plan.

Market fluctuations in the prices of oil and gas could adversely affect our business.

Prices for oil and gas tend to fluctuate significantly in response to factors beyond our control. These factors include, but are not limited to, the continued threat of war in the Middle East and actions of the Organization of Petroleum Exporting Countries and its maintenance of production constraints, the U.S. economic environment, weather conditions, the availability of alternate fuel sources, transportation interruption, the impact of drilling levels on crude oil and natural gas supply, and the environmental and access issues that could limit future drilling activities for the industry.

Changes in commodity prices may significantly affect our capital resources, liquidity and expected operating results. Price changes directly affect revenues and can indirectly impact expected production by changing the amount of funds available to reinvest in exploration and development activities. Reductions in oil and gas prices not only reduce revenues and profits, but could also reduce the quantities of reserves that are commercially recoverable. Significant declines in prices could result in non-cash charges to earnings due to impairment. We do not currently engage in any hedging program to mitigate our exposure to fluctuations in oil and gas prices.

Changes in commodity prices may also significantly affect our ability to estimate the value of producing properties for acquisition and divestiture and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on the value of the properties. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation of projects. We expect that commodity prices will continue to fluctuate significantly in the future.

Our business may be harmed if we are unable to retain our interests in leases.

All of our properties are held under interests in oil and gas mineral leases. If we fail to meet the specific requirements of each lease, the lease may be terminated or otherwise expire. We cannot assure you that we will be able to meet our obligations under each lease. The termination or expiration of our working interest relating to a lease could harm our business, financial condition and results of operations.

We will need significant additional funds to meet capital calls, drilling and other production costs in our effort to explore, produce, develop and sell the natural gas and oil produced by our leases. We may not be able to obtain any such additional funds on terms acceptable to us, or at all.

Title deficiencies could render our leases worthless.

The existence of a material title deficiency can render a lease worthless and can result in a large expense to our business. The Company has historically relied upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This is customary practice in the oil and gas industry. However, we anticipate that we, or the person or company acting as operator of the wells located on the properties that we lease, will examine title prior to any well being drilled. Even after taking these precautions, deficiencies in the marketability of the title to the leases may still arise. Such deficiencies may render the lease worthless.

Our business is subject to the risks inherent in the oil and gas industry.

Our oil and gas operations are subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire properties and to drill exploratory wells. In addition, the cost and timing of drilling, completing and operating wells is often uncertain. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, development and production activities to be unsuccessful. This could result in a total loss of our investment in a particular property. If exploration efforts are unsuccessful in establishing proved reserves and exploration activities cease, the amounts accumulated as unproved costs will be charged against earnings as impairments.

If we or our operators fail to maintain adequate insurance, our business could be materially and adversely affected.

Our operations will be subject to risks inherent in the oil and gas industry, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution, earthquakes and other environmental risks. These risks could result in substantial losses due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage, and suspension of operations. Any offshore operations that we engage in will be subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, to more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. We could be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on our financial condition and results of operations.

For projects in which we may act as the operator in the future , we would maintain insurance coverage for our operations with policy limits and retention liability customary in the industry, including limited coverage for sudden environmental damages and for existing contamination. We do not believe that insurance coverage for environmental damages that occur over time or insurance coverage for the full potential liability that could be caused by sudden environmental damages is available at a reasonable cost. As a result, we may be subject to liability or may lose substantial portions of our properties in the event of certain environmental damages.

In the projects in which we are not the operator , the operator will be required to maintain insurance of various types to cover our operations with policy limits and retention liability customary in the industry. We believe the coverage and types of insurance maintained by the operators of such prospects are adequate and, therefore, have not acquired our own insurance coverage for such prospects. The occurrence of a significant adverse event on such prospects that is not fully covered by insurance could result in the loss of all or part of our investment in a particular prospect which could have a material adverse effect on our financial condition and results of operations.

We are not obligated to follow any particular criteria for the acquisition of additional oil and gas properties.

Even though we now employ general criteria for the acquisition of oil and gas properties, we are not obligated to follow any specific criteria and may change our criteria from time to time. Our shareholders will not have the opportunity to evaluate or approve any changes in the criteria we use or how we apply those criteria in pursuing the acquisition of additional oil and gas properties.

Complying with environmental and other government regulations could be costly and could negatively impact our production.

Our business is governed by numerous laws and regulations at various levels of government. These laws and regulations govern the operation and maintenance of our facilities, the discharge of materials into the environment and other environmental protection issues. The laws and regulations may, among other potential consequences, require that we acquire permits before commencing drilling, restrict the substances that can be released into the environment with drilling and production activities, limit or prohibit drilling activities on protected areas such as wetlands or wilderness areas, require that reclamation measures be taken to prevent pollution from former operations, require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells and remediating contaminated soil and groundwater, and require remedial measures to be taken with respect to property designated as a contaminated site.

Under these laws and regulations, we could be liable for personal injury, clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. We maintain limited insurance coverage for sudden and accidental environmental damages as well as environmental damage that occurs over time. However, we do not believe that insurance coverage for the full potential liability of environmental damages is available at a reasonable cost. Accordingly, we could be liable, or could be required to cease production on properties, if environmental damage occurs.

The costs of complying with environmental laws and regulations in the future may harm our business. Furthermore, future changes in environmental laws and regulations could occur that result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, any of which could have a material adverse effect on our financial condition or results of operations.

We depend on one vendor for technical and operational support, supply subsurface engineering, well design and construction, and production management activities for our U.S. operations

We have entered into a strategic alliance with Schlumberger Integrated Project Management to provide technical and operational support, supply subsurface engineering, well design and construction, and production management activities for our U.S. operations. Because we depend on this single vendor, if it were to discontinue or delay provision of such services for any reason, our business, financial condition and results of operations could be significantly adversely affected.

The oil and gas industry is highly competitive.

The oil and gas industry is highly competitive. We compete with oil and natural gas companies and other individual producers and operators, many of which have longer operating histories and substantially greater financial and other resources than we do, as well as companies in other industries supplying energy, fuel and other needs to consumers. Many of these companies not only explore for and produce crude oil and natural gas, but also carry on refining operations and market petroleum and other products on a worldwide basis. Our larger competitors, by reason of their size and relative financial strength, can more easily access capital markets than we can and may enjoy a competitive advantage in the recruitment of qualified personnel. They may be able to absorb the burden of any changes in laws and regulation in the jurisdictions in which we do business and handle longer periods of reduced prices of gas and oil more easily than we can. Our competitors may be able to pay more for productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to acquire additional properties in the future will depend upon our ability to conduct efficient operations, evaluate and select suitable properties, implement advanced technologies and consummate transactions in a highly competitive environment.

RISKS RELATING TO OUR STOCK OR ARISING FROM THIS OFFERING

Our common stock is traded on the OTC Bulletin Board and could be subject to extreme volatility.

Our common stock is currently quoted on the OTC Bulletin Board, which is characterized by low trading volume. Because of this limited liquidity, stockholders may be unable to sell their shares. The trading price of our shares has from time to time fluctuated widely and in the future may be subject to similar fluctuations. The trading price may be affected by a number of factors including events described in the risk factors set forth in this prospectus , as well as our operating results, financial condition, announcements of drilling activities, general conditions in the oil and gas exploration and development industry, and other events or factors. In recent years, broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have a negative effect on the market price of our common stock.

We will seek to raise additional funds in the future, and such additional funding may be dilutive to shareholders or impose operational restrictions.

We expect to seek to raise additional capital in the future to help fund our acquisition, development, and production of oil and natural gas reserves. Additional equity financing may be dilutive to our shareholders and debt financing, if available, may involve restrictive covenants which may limit our operating flexibility. If additional capital is raised through the issuance of equity securities, the percentage ownership of our shareholders will be reduced. These shareholders may experience additional dilution in net book value per share and any additional equity securities may have rights, preferences and privileges senior to those of the holders of our common stock.

The influx of additional shares of our common stock onto the market may create downward pressure on the trading price of our common stock.

The initial sale or secondary resale of substantial amounts of our common stock in the public markets could have an adverse effect on the market price of our common stock and make it more difficult for us to sell our equity securities in the future at prices which we deem appropriate. Since our operations have been funded primarily through the sale of restricted securities, a significant amount of our issued and outstanding securities have not been eligible for public resale. The shares covered by this prospectus will become eligible for sale immediately. The resale of shares into the public market, or the mere perception that these resales could occur, could adversely affect the market price of our common stock and could impair our ability to obtain capital through securities offerings.

Furthermore, our largest shareholder has agreed to waive its registration rights in connection with this prospectus with respect to 20 million shares of our common stock it holds and eight million shares issuable upon exercise of common stock purchase warrants it holds. In return, we have agreed to register the resale of these shares in the future upon the request of this holder. A request by this holder in the future to register the resale of its shares could have an adverse effect on the market price of our common stock at that time, or earlier, based upon the reaction of the market to the potential influx of these shares..

Substantial Voting Power Concentrated in the hands of our Principal Stockholders.

Our three principal beneficial stockholders, including M.V. Oil and Gas Company, Line Trust Corporation Limited and Millenium Global High Yield Fund Limited, own and control over over fifty percent of our outstanding common stock. Although they are unrelated, should they wish to act in concert, they would be able to vote to appoint directors of their choice, and otherwise directly or indirectly, control the direction and operation of the Company.

We depend on the continued service of certain executive officers. We can not assure you that we will be able to retain these persons.

Because of their collective industry knowledge, marketing skills and relationships with our strategic alliance partner, for the foreseeable future, our success will depend largely on the continued services of our three executive officers. They recently became our executive management team in connection with our March 10, 2005 purchase of Hurricane Energy. We have employment agreements with each of these individuals which contain a non-competition covenant which survives their actual term of employment. Nevertheless, should any of these individuals leave the Company, it could have a material adverse effect on our future results of operations.

The exercise or conversion of our outstanding options and warrants will result in the dilution of the ownership interests of our existing shareholders and may create downward pressure on the trading price of our common stock.

We may in the future issue up to 22,310,250 additional shares of our common stock upon exercise or conversion of existing outstanding convertible securities in accordance with the following schedule:

	Number of Shares	Proceeds
Options granted under our Stock: Option Plan:	3,690,000	$8,837,550
Non-Plan Options	450,000	$675,000
Warrants	18,170,250	35,074,675
TOTAL	22,310,250	$44,587,225

We may issue shares of preferred stock with greater rights than our common stock.

Although we have no current plans or agreements to issue any preferred stock, our articles of incorporation authorize our board of directors to issue shares of preferred stock and to determine the price and other terms for those shares without the approval of our shareholders. Any such preferred stock we may issue in the future could rank ahead of our common stock, in terms of dividends, liquidation rights, and voting rights.

We are not subject to certain of the corporate governance provisions of the Sarbanes-Oxley Act of 2002

Since our common stock is not listed for trading on a national securities exchange, we are not subject to certain of the corporate governance requirements established by the national securities exchanges pursuant to the Sarbanes-Oxley Act of 2002, including, without limitation, their rules relating to independent directors, director nominations, audit committees, and the adoption of a codes of ethics. Unless we voluntarily elect to comply with those obligations, which we have not to date, the advantages offered by those corporate governance provisions will not exist with respect to the Company. While we may make an application to have our securities listed for trading on a national securities exchange, which would require us to comply with those obligations, there is no assurance that we will do so.

We do not anticipate paying dividends.

We have not paid any cash dividends on our common stock since our inception and we do not anticipate paying cash dividends in the foreseeable future. Any dividends which we may pay in the future will be at the discretion of our board of directors and will depend on our future earnings, any applicable regulatory considerations, our financial requirements and other similarly unpredictable factors. For the foreseeable future, we anticipate that we will retain any earnings which we may generate from our operations to finance and develop our growth and that we will not pay cash dividends to our stockholders.

FORWARD-LOOKING STATEMENTS

Most of the matters discussed within this registration statement include forward-looking statements on our current expectations and projections about future events. In some cases you can identify forward-looking statements by terminology such as “may,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. These statements are based on our current beliefs, expectations, and assumptions and are subject to a number of risks and uncertainties. Actual results and events may vary significantly from those discussed in the forward-looking statements.

These forward-looking statements may include, among other things, statements relating to the following matters:

●	the level of oil and gas reserves that can be extracted at any of our projects
●	our ability to extract reserves at commercially attractive prices
●	our ability to realize significant cost savings by outsourcing much of the capital-intensive aspects of our business to others
●	the likelihood that our new management team will increase our profile in the industry and create new acquisition and development opportunities for us
●	our ability to compete against companies with much greater resources than us

These forward-looking statements are made as of the date of this prospectus, and we assume no obligation to explain the reason why actual results may differ. In light of these assumptions, risks, and uncertainties, the forward-looking events discussed in this prospectus might not occur.

AVAILABLE INFORMATION

In accordance with the Securities Act of 1933, we filed with the SEC a registration statement on Form SB-2 covering the securities in this offering. As permitted by rules and regulations of the SEC, this prospectus does not contain all of the information in the registration statement. For further information regarding both our company and the securities in this offering, we refer you to the registration statement, including all exhibits and schedules, which you may inspect without charge at the public reference facilities of the SEC’s Washington, D.C. office, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained upon request and payment of prescribed fees.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and in accordance with the Securities Exchange Act of 1934, we file annual, quarterly and special reports, and other information with the SEC. These periodic reports and other information are available for inspection and copying at the regional offices, public reference facilities and website of the SEC referred to above.

USE OF PROCEEDS

We will not receive any proceeds from sale of the shares of common stock covered by this prospectus by the selling shareholders. We will , however, receive proceeds on exercise of outstanding warrants for shares of common stock covered by this prospectus if the warrants are exercised for cash. We intend to use for general working capital and other corporate purposes any such proceeds we receive. But if the warrants are exercised in a “cashless exercise,” we will not receive any additional proceeds. Furthermore, the warrants may expire without having been exercised. Even if some or all of these warrants are exercised, we cannot predict when they will be exercised and when we would receive the proceeds.

MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Our common stock currently trades on the OTC Bulletin Board under the symbol “MVOG.” The first reported trade in our common stock occurred on August 3, 2004. The following table states the range of the high and low bid-prices per share of our common stock for each of the calendar quarters since the first reported trade, as reported by the OTC Bulletin Board. These quotations represent inter-dealer prices, without retail mark-up, markdown, or commission, and may not represent actual transactions. The last price of our common stock as reported on the OTC Bulletin Board on June 23, 2005, was $1.98 per share. As of June 21 , 2005, there were 219 shareholders of record of our common stock. However, based upon depository requests in connection with an Information Statement recently filed with the SEC, we believe that the number of beneficial shareholders significantly exceeds the number of our record shareholders.

	HIGH	LOW
FISCAL YEAR ENDED AUGUST 31, 2004
Quarter ended August 31, 2004	$1.50	$1.05
FISCAL YEAR ENDING AUGUST 31, 2005
Quarter ended November 30, 2004	$2.15	$1.40
Quarter ended February 28, 2005	$2.10	$1.10
Quarter ended May 31, 2005	$3.56	$1.36
Quarter ending August 31, 2005 (Through June 20, 2005)	$1.94	$1.70

DIVIDEND POLICY

We have not paid any cash dividends on our common stock to date, and we have no intention of paying cash dividends in the foreseeable future. Whether we declare and pay dividends is determined by our board of directors at their discretion, subject to certain limitations imposed under Delaware corporate law. The timing, amount and form of dividends, if any, will depend on, among other things, our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors.

PLAN OF OPERATION

Background

We were incorporated under the laws of the State of Nevada on June 18, 2002 as Waterloo Ventures Inc. From our inception through April 2004, we engaged in the acquisition and exploration of mineral properties. We actively maintained an option to acquire an interest in the “East Red Rock” mineral claim in Ontario, Canada, until April 2004, when, in conjunction with a change of control, we elected to suspend all further payments and exploration work needed to maintain the claim in good standing. Accordingly, as of April 2004, we suspended all mineral exploration activities, commenced our oil and gas business, and, by virtue of a merger with a wholly owned subsidiary, changed our name to “Maverick Oil and Gas, Inc.”

Overview and Recent Transactions

We are an independent energy company engaged in the acquisition, development and production of oil and natural gas reserves. Our business model is initially focused on acquiring existing production, as well as development and exploitation properties, and the drilling of lower-risk prospects involving development wells within mature fields with a production history, step-out exploration in areas of existing production, as well as recompletions and workovers of existing wells.

Our operations are focused on identifying and evaluating prospective oil and gas properties and contributing capital to projects that we believe have the potential to produce oil or gas in commercial quantities. We participate in projects directly, as well as indirectly as equity participants in subsidiaries and investees. To date we have not been involved as the operator of the projects in which we participate. Instead, we have relied on others for drilling, delivering any gas or oil reserves we discover, and assisting in negotiating all sales contracts. But with our new management team and our strategic alliance capabilities, we expect to act as the operator of certain of the projects in which we participate, and such operatorship will be a key component of our strategy to increase our reserves and production.

We seek to create shareholder value by building oil and gas reserves, production revenues and operating cash flow. We believe that building oil and gas reserves and production, on a cost-effective basis, are certain of the more important indicators of performance success for an independent oil and gas company such our company. We seek to build oil and gas reserves, production, and cash flow through a balanced program of capital expenditures involving acquisition, exploitation and exploration activities. We intend to place primary emphasis on issuances of public and private debt and equity to finance our business.

Our ability to generate future revenues and operating cash flow will depend on the successful acquisition of oil and gas producing properties, development of our inventory of capital projects, the volume and timing of our production, as well as commodity prices for oil and gas. Such pricing factors are largely beyond our control, and may result in fluctuations in our earnings.

On March 10, 2005, we acquired all of the outstanding membership interests of Hurricane Energy LLC, a Delaware limited liability company . Founded in 2003, Hurricane Energy is an early-stage independent oil and gas business that targets the acquisition of producing, development, and exploitation reserves principally in the U.S. Gulf Coast region. Although it was in active discussions regarding a number of potential property acquisitions, Hurricane Energy had minimal tangible assets at the time we acquired it, with its principal assets being its team of experienced oil and gas managers, their industry contacts and knowledge of potential projects, and their existing strategic relationships. In order to increase its competitiveness, Hurricane Energy had entered into a strategic alliance with a leading worldwide oilfield services company to provide operational and technical oversight of all current and future projects and this agreement has been assumed by us. This process will enable cost savings and operational efficiencies by outsourcing much of the capital intensive aspects of our business to our strategic alliance partner in a manner not available to our traditionally structured competitors.

On April 7, 2005, we entered into a definitive Stock Purchase Agreement to acquire 100% of the outstanding shares of Camden Resources, Inc. (“Camden”), a Dallas, Texas based private oil and gas producer for $88 million. On that date we paid $5 million to Camden as an earnest money deposit to be applied to the purchase price for the shares. The terms of the Stock Purchase Agreement provided for the circumstances under which the deposit was to have been either returned to us or retained by Camden as liquidated damages, if a closing of the transaction did not occur.

Closing of the transaction, which was otherwise scheduled to occur on June 10, 2005, did not occur because certain closing conditions were not satisfied by that date. As a result of the circumstances that in our view precluded the closing, we do not intend to proceed with the transaction under its current terms and we have requested the return of the $5 million earnest money deposit. Camden has, thus far, denied our request. We are evaluating our options with respect to the transaction, as well as recovery of the deposit, which may include instituting litigation against Camden and the selling shareholders under the Stock Purchase Agreement, should we and Camden be otherwise unable to reach amicable settlement terms.

Results of Operations

We did not earn any revenues from operations for the years ended August 31, 2004 and 2003 and for the six months ended February 28 2005 , and we do not anticipate earning any revenues until such time as our ongoing projects are able to develop commercial production of quantities of oil and gas.

We incurred operating expenses of $160,519 during the year ended August 31, 2004. Our 2004 expenses were comprised of consulting fees of $18,075, professional fees of $93,089, exploration expenditures of $8,038, officer’s salary of $10,000, amortization of loan costs of $14,688 and general and administrative expenses of $16,629. This compares to $28,444 of operating expenses incurred during the year ended August 31, 2003. Our 2003 expenses were comprised of consulting fees of $10,000, professional fees of $9,330, exploration expenditures on the East Rock Claims of $5,000, and general and administrative expenses of $4,114.

We incurred total expenses of $ 4,596,295 and $4,850,142 during the three and six month period ended February 28, 2005 . This compares to total expenses of $ 5,573 and $18,390 incurred during the three and six month period ended February 29, 2004 . For the three and six months ended February 28, 2005 , our expenses principally consisted of exploration expenditures of $55,124 and $69,849, impairment of oil and gas properties of $2,692,110 and $2,692,110, amortization of $1,173,771 and $1,277,331 , and general and administrative expenses of $ 615,594 and $751,156.

As of June 1, 2005, we have secured an interest in five oil and gas projects as further described under “Description of Business”. To date, our activities remain in the developmental stage, with minimal levels of reserves established with any certainty.

During our third fiscal quarter, we continued to evaluate the commercial viability of our Maverick Basin and Turner Ranch projects. We have decided to cease our participation in any further development of the Maverick Basin project and expect to record certain impairment charges for our third fiscal quarter. We are evaluating the appropriate level of those charges. Our current investment in the Maverick Basin project is approximately $3.4 million, net of minority investment, and our impairment charges could amount to all or a substantial part of that investment. We are continuing our technical evaluation of the Turner Ranch project in which our current investment is approximately $900,000.

Liquidity and Capital Resources

Our plan of operation for the 12-month period following the date of this prospectus is to attempt to conduct oil and gas exploration, development and production.

As of August 31, 2004, we had a working capital deficit of $1,660,427. During the year, we received cash from financings of $2 million when we completed a private placement during August 2004 of one million investment units at $2.00 per Unit to AltaFin, B.V., a Netherland Antilles corporation. Each unit consisted of two shares of our common stock and one warrant to purchase a share of our common stock. The units were sold in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) and Rule 506 of that Act.

During the year ended August 31, 2004, we realized cash from borrowings when Maverick Basin Exploration, LLC (“MBE”) borrowed $2,050,000 from Trident Growth Fund, L.P on July 15, 2004. MBE utilized those funds to commence drilling operations in the Maverick Basin. In connection with the Trident loan in July 2004, we issued to Trident warrants to purchase 200,000 shares of our common stock at $1.00 per share. The Trident loan requires monthly interest payments at the rate of 12% per annum, and is due to be repaid on July 31, 2005. We were a guarantor of the loan.

Net cash used by operating activities during the six months ended February 28, 2005 was $1,672,290 compared to net cash used of $ 29,580 during the six months ended February 28, 2004 . The primary use of cash in operating activities was to fund the net loss and prepay drilling operators . Net cash used in investing activities for the six months ended February 28, 2005 was $8,944,535 and consisted of the purchase of oil and gas interests as compared to $0 provided by investing activities during the six months ended February 28, 2004 .

Net cash provided by financing activities during the six months ended February 28, 2005 was $ 26,737,291 and consisted primarily of the issuance of equity compared to $0 during the six months ended February 28, 2004. We completed a private financing of $28,435,000 involving the sale of 14,217,500 investment units at $2.00 per unit. Each unit consisted of two shares of our common stock and a three-year warrant to purchase one share of our common stock at an exercise price of $2.00. The units were sold in a private placement exempt from the registration requirements of the Securities Act of 1933, pursuant to Section 4(2) and Rule 506 of that Act.

Working capital increased $16,155,528 during the six-month period ended February 28, 2005 to a surplus of $14,495,101 as compared to a deficit of $1,660,427 as of August 31, 2004. This increase is primarily due to a $ 1,000,000 increase for issuance of convertible debt, a $ 647,801 increase in payables related to our oil and gas activities, a $596,113 increase in discount related to the convertible debt issuance, These amounts were offset by a $ 16,120,466 increase in cash , a $1,045,500 increase in prepaid drilling costs and a $41,248 increase in prepaid expenses.

Our working capital position was substantially increased during the three-month period ended February 28, 2005, when we completed a private financing of $28,435,000 and the debt of MBE to Trident was repaid by converting it into 1,850,000 shares of our common stock.

During March 2005, we used $ 8,800 ,000 to acquire an interest in two additional projects. We acquired for $ 3,200 ,000 our interest in the Turner/ La Escalara project (including $ 2 ,000,000 in prepaid drilling expenses) and we acquired for $ 5,600 ,000 our interest in the Whitewater project (including $2,000,000 in prepaid drilling expenses). During March 2005, we repaid a convertible note of $ 1 million owed to DDH Resources II, Limited through the issuance of 942,565 shares of our common stock.

During our third fiscal quarter, we paid $5 million as an earnest money deposit towards the purchase of the shares of Camden. Closing of the transaction, which was otherwise scheduled to occur on June 10, 2005, did not occur because certain closing conditions were not satisfied by that date. As a result of the circumstances that in our view precluded the closing, we do not intend to proceed with the transaction under its current terms and we have requested the return of the $5 million earnest money deposit. Camden has, thus far, denied our request. We are evaluating our options with respect to the transaction, as well as recovery of the deposit, which may include instituting litigation against Camden and the selling shareholders under the Stock Purchase Agreement with Camden and its shareholders, should we and Camden be otherwise unable to reach amicable settlement terms.

We do not currently maintain a line of credit or term loan with any commercial bank or other financial institution. Our capital needs have been principally met through proceeds from the sale of our equity and debt securities.

Although our auditor’s report as of and for the year ended August 31, 2004, contained a “going concern” qualification, we believe that it is no longer an accurate reflection of our current financial position. As a result of our recent financing transactions, we believe that our current capital resources are sufficient to maintain our existing operations over the course of the next twelve months. This includes payment of our anticipated operating expenses, as well as drilling expenses that we believe we will incur relative to our current projects. Our business model, however, contemplates expansion of our business by identifying and acquiring additional oil and gas properties. We will, therefore, continue to seek to raise capital in order to fund projects that will permit our future growth and exploration activities. This may take the form of either debt-based financing, or the sale of equity securities. If we are unable to obtain additional funds when we need them or if we cannot obtain funds on terms favorable to us, we may need to delay, scale back, or eliminate plans for further development efforts.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary significantly from those estimates under different assumptions and conditions.

Critical accounting policies are defined as those significant accounting policies that are most critical to an understanding of a company’s financial condition and results of operation. We consider an accounting estimate or judgment to be critical if (1) it requires assumptions to be made that were uncertain at the time the estimate was made, and (2) changes in the estimate or different estimates that could have been selected could have a material impact on our results of operations or financial condition.

Our recent entrance into the oil and gas business subjects us to new accounting policies that we were not previously subject to. We believe that the following significant accounting policies will be most critical to an evaluation of our future financial condition and results of operations.

Proved Oil and Natural Gas Reserves

Proved reserves are defined by the SEC as the estimated quantities of crude oil, condensate, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty are recoverable in future years from known reservoirs under existing economic and operating conditions. Valuations include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Prices do not include the effect of derivative instruments, if any, entered into by us.

Proved developed reserves are those reserves expected to be recovered through existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing of a pilot project or after the operation of an installed program has confirmed through production response that increase recovery will be achieved.

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on non-drilled acreage, or from existing wells where a relatively major expenditure is required for re-completion. Reserves on non-drilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other non-drilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

Volumes of reserves are estimates that, by their nature, are subject to revision. The estimates are made using all available geological and reservoir data as well as production performance data. There are numerous uncertainties in estimating crude oil and natural gas reserve quantities, projecting future production rates and projecting the timing of future development expenditures. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way and estimates of engineers that we use may differ from those of other engineers. The accuracy of any reserve estimate is a function of the quantity of available data and of engineering and geological interpretation and judgment. Accordingly, future estimates are subject to change as additional information becomes available.

Successful Efforts Accounting

We utilize the successful efforts method to account for our crude oil and natural gas operations. Under this method of accounting, all costs associated with oil and gas lease acquisition costs, successful exploratory wells and all development wells are capitalized and amortized on a unit-of-production basis over the remaining life of proved developed reserves and proved reserves on a field basis. Unproved leasehold costs are capitalized pending the results of exploration efforts. Exploration costs, including geological and geophysical expenses, exploratory dry holes and delay rentals, are charge to expense when incurred.

Impairment of Properties

We review our proved properties for potential impairment at the field level when management determines that events or circumstances indicate that the recorded carrying value of the properties may not be recoverable. Such events include a projection of future oil and natural gas reserves that will be produced from a field, the timing of this future production, future costs to produce the oil and natural gas, and future inflation levels. If the carrying amount of an asset exceeds the sum of the undiscounted estimated future net cash flows, we recognize impairment expense equal to the difference between the carrying value and the fair market value of the asset, which is estimated to be the expected present value of future net cash flows from proved reserves, without the application of any estimate of risk. We cannot predict the amount of impairment charges that may be recorded in the future. Unproved leasehold costs are reviewed periodically and a loss is recognized to the extent, if any, that the cost of the property has been impaired.

Property Retirement Obligations

We are required to make estimates of the future costs of the retirement obligations of our producing oil and gas properties. This requirement necessitates that we estimate property abandonment costs that, in some cases, will not be incurred until a substantial number of years in the future. Such cost estimates could be subject to significant revisions in subsequent years due to changes in regulatory requirements, technological advances and other factors that may be difficult to predict.

Income Taxes

We are subject to income and other related taxes in areas in which we operate. When recording income tax expense, certain estimates are required by management due to timing and the impact of future events on when we recognize income tax expenses and benefits. We will periodically evaluate our tax operating loss and other carryforwards to determine whether we should recognize in our financial statements a gross deferred tax asset, as well as a related valuation allowance.

BUSINESS

GENERAL

We are an independent energy company engaged in the acquisition, development, exploration for , and production of, oil and natural gas reserves. Our business model is initially focused on acquiring existing production, as well as development and exploitation properties, and the drilling of lower-risk prospects involving development wells within mature fields with a production history, step-out exploration in areas of existing production, as well as recompletions and workovers of existing wells.

Our operations are focused on identifying and evaluating prospective oil and gas properties and contributing capital to projects that we believe have the potential to produce oil or gas in commercial quantities. We participate in projects directly, as well as indirectly as equity participants in our subsidiaries and other investors. To date we have not been involved as the operator of the projects in which we participate. Instead, we have relied on others for drilling, delivering any gas or oil reserves we discover, and assisting in negotiating all sales contracts. But with our new management team and our strategic alliance capabilities, we expect to act as the operator of certain of the projects in which we participate, and such operatorship will be a key component of our strategy to increase our reserves and production.

Until recently, our management consisted of Michael Garland, who was our U.K.-based sole officer and director. Effective as of March 10, 2005, concurrent with our acquisition of Hurricane Energy, LLC, as discussed below , the U.S.-based former managers of Hurricane Energy became our management team, with Mr. Garland remaining as a director. They have significant industry experience and a proven record of success. We believe that our new management team will increase our profile within the industry and lead to additional acquisition, development, and financing opportunities.

On March 10, 2005, we acquired all of the outstanding membership interests of Hurricane Energy, an early-stage independent oil and gas business founded in 2003 that targeted the acquisition of producing, development, and exploitation reserves principally in the U.S. Gulf Coast region. Although it was in active discussions regarding a number of potential property acquisitions, Hurricane Energy had minimal tangible assets at the time we acquired it, with its principal assets being its team of experienced oil and gas managers, their industry contacts and knowledge of potential projects, and their existing strategic relationships.

In order to increase its competitiveness, Hurricane Energy had entered into a strategic alliance with Schlumberger to provide technical and operational support, supply subsurface engineering, well design and construction, and production management activities for its U.S. operations. This arrangement was transferred to us in connection with our acquisition of Hurricane Energy. We hope to recognize cost savings and operational efficiencies by outsourcing these aspects of our business to Schlumberger

Integrated Project Management in a manner not used by our more traditionally structured competitors. We believe this agreement is an important step in executing our aggressive growth strategy. Our management team has successfully applied this business model in the past in all phases of oil and gas exploration and production activities

We believe that our business model will permit us to maximize the use of our otherwise limited resources, reduce the risk of unsuccessful drilling efforts, and capitalize on the experience of our management team and consultants. To further maximize our competitive efficiencies, we recently entered into a strategic alliance with a leading worldwide oilfield services company to provide operational and technical oversight of all current and future projects. We expect that this will allow us to achieve significant cost savings and operational efficiencies by outsourcing much of the capital-intensive aspects of our business to our strategic partner. It will also result in highly sophisticated technical expertise being brought to bear on our projects.

Our development efforts have initially focused on four projects in Texas and one in Colorado. Preliminary drilling results have suggested that at least two of the four Texas projects and the Colorado project could contain substantial reserves that could be extracted at commercially attractive prices.. However, drilling has only recently commenced on these properties, and so we cannot be sure that our expectations will be realized. Estimates of oil and gas reserves are developed through a subjective process that depends upon many assumptions, and some or all of those assumptions may not be realized.

Given the current economic dynamics of record-high market prices for oil and natural gas and our efficient operating model, we believe there exists the opportunity for a development stage energy company like ourselves to successfully compete in our chosen market.

Our primary objectives are to build reserves, production, cash flow and earnings per share by acquiring oil and gas properties, exploring for new oil and gas reserves, and optimizing production and value from existing oil and gas properties. We have crafted a business model specifically designed to exploit the unique opportunities currently available to small companies in the oil and gas industry.

Our current projects are focused on low-risk development-type drilling, including recompletions and workovers. Each project is screened on available geologic and engineering data, surrounding production from similar wells, and proximity to infrastructure. We utilize a risk-based economic evaluation that compares various production and price scenarios to rank projects for investment. Our overall business plan employs the same technique for price and production.

To date, we have chosen to focus our acquisition, exploitation, and development activities primarily in Texas and Colorado. This region is characterized by long-lived reserves with predictable and relatively low production depletion rates, multiple geologic targets that decrease risk, strong natural gas prices, lower service costs than in more competitive or remote areas, a favorable regulatory environment that encourages drilling efforts, and limited federal land or land access impediments. Management’s strategy is to identify projects that fit our investment and production criteria, so as to enhance production and cash flow and optimize the use of our investment capital.

We are managed by a small highly experienced team of employees and some retained consultants focused on finding and structuring attractive oil and gas investment opportunities and then extracting the maximum value from them. Our goal is to create long-term value for our investors by building a significant oil and natural gas reserve base. We seek to acquire and exploit properties with the following characteristics:

●	locations within or close to areas with an established production history and infrastructure
●	multiple productive sands and reservoirs
●	current production levels with significant identified proven and potential reserve upside opportunities
●	the opportunity to obtain a significant interest as well as operatorship

We are currently exploring opportunities to make other broadly comparable investments and have ceased exploration work in connection with our option to acquire an interest in the mineral exploration and extraction rights to the East Red Rock Claims, Ontario, Canada.

Our principal offices are located at 888 East Las Olas Boulevard, Suite 400 , Fort Lauderdale, Florida 33301. Our telephone number is (954) 463- 5707 .

PROJECTS

Maverick Basin

On July 28, 2004, we acquired a 74.25% Class A membership interest in Maverick Basin Exploration, LLC, a Delaware limited liability company (“MBE”). MBE is a newly formed oil and gas exploration and production company that has entered into an exploration and joint operating agreement with Blue Star Operating, Inc., an oil and gas exploration and production company based in Dallas, Texas (“Blue Star”). This operating agreement gives MBE the right to drill four wells in order to secure a 10,240-acre parcel in the Maverick Basin in Texas, which is located adjacent to the Mexican border. The operating agreement requires MBE to advance the drilling costs for the first two wells while the drilling costs for the second two wells are to be shared proportionately. Any revenues that are generated from the first two wells are to be applied to MBE’s costs before being proportionately split. Within three months of fulfilling its obligations with respect to the first parcel, MBE can exercise an option to a second 10,240-acre parcel on the same terms. Part of the acquisition cost for the right to enter into the Blue Star operating agreement required MBE to assign, at payout, a 25% back-in working interest to a third party.

MBE has three classes of ownership interest: Class A, Class B, and Class C. We acquired all of the Class A interests in August 2004 in exchange for our assuming an obligation to make capital contributions to MBE totaling $4,000,000. We paid these capital contributions in full during the second quarter of our 2005 fiscal year. As the sole Class A member, our interest represents an initial interest of 74.25%.

The sole Class B member is Touchstone Resources USA, Inc., which is also the manager. It has a 24.75% interest in MBE. The sole Class C member is PHT Gas, LLC. It has a 1% interest in MBE. MBE can require that members make additional capital contributions. Failure of any member to make a capital contribution will result in that member’s percentage interest being reduced proportionately and the percentage interests of contributing members being increased proportionately. As manager, Touchstone is charged with making all decisions and taking all actions regarding MBE’s business. The members may, however, remove a manager at any time with or without cause by vote of members holding a majority of member votes. Class A members are the only members who have a vote.

The MBE operating agreement provides that cash distributions by MBE are to be made in the following order of priority:

●	to any members, as required to pay taxes on that member's share of profits for any taxable year
●	then, to the Class A members until the aggregate distributions made to the Class A members equal $1,500,000
●	then, to the Class A members and to the Class B members until the aggregate distributions made to the Class A members equal 100% of the capital contributions made by the Class A members
●	then, 63.75% to the Class A members, 21.25% to the Class B members, and 15% to the Class C members

There have been 3 wells drilled to date. The Denman #1 well is currently producing gas into the sales line at low rates. The Travis #1 and Denman #2 have not been tested at commercial rates and have been shut-in. We have decided to cease our participation in any further development activities for this project.

Barnett Shale

We also hold a 50% membership interest in RBE LLC, a newly formed Delaware limited liability company (“RBE”), that was formed to explore for oil and gas in the Barnett Shale area of North Texas. We acquired our interest in RBE during August 2004 from Ferrell RBE Holdings, LLC (“Ferrell RBE”) in consideration for a total payment of $2 million, of which $1 million was paid in respect of the purchase price of the interest and the balance represents our assumption of Ferrell RBE’s obligation to make a $1 million capital contribution to RBE. Of this amount, $400,000 was paid in November 2004 and the balance of $600,000 was paid during the second quarter of fiscal 2005.

RBE acquired working interests of between 50% and 100% of a series of oil and gas leases located on approximately 12,082 acres of land in Wise County, Texas, resulting in a net working interest of 29.8 % on approximately 7,042 acres in the Barnett Shale exploration play . The interests acquired are subject to a 25% royalty. Eight wells must be drilled by July 2006 in order to retain RBE's leasehold rights on approximately 2,000 of these acres. One well must be drilled by September 2005 in order to retain RBE's leasehold rights on approximately 10,000 of these acres. Drilling is complete on the initial test well, the Pauline Cook #1. Completion is scheduled for the end of July.

RBE has two separate classes of ownership interest, Class A and Class B, with each Class owning 50% of RBE. We acquired our 50% Class A interests from Ferrell RBE. Ferrell RBE is the manager of RBE and owns a 40% Class B interest and has assigned its remaining 10% Class B interest to Bamco Gas, LLC. RBE can require that members make additional capital contributions in accordance with their respective percentage membership interests. Failure of any member to make a capital contribution will result in that member’s percentage interest being reduced proportionately and the percentage interests of contributing members being increased proportionately.

As manager, Ferrell RBE is charged with making all decisions and taking all actions regarding RBE’s business. The members may, however, remove a manager at any time with or without cause by vote of members holding a majority of all membership interests.

The RBE operating agreement provides that the manager has sole discretion as to the amounts and timing of any distributions to members , subject to the retention of, or payment to, third parties of such funds as it shall deem necessary with respect to the reasonable business needs of RBE , which shall include the payment or the making of provision for the payment when due of RBE's obligations, including the payment of any management or administrative fees and expenses or any other obligations.

The RBE operating agreement provides that cash distributions by RBE are to be made first to the Class A members until the aggregate distributions made to the Class A members equal $1,000,000 and then to the Class A and Class B members in the proportion to their ownership interests.

Zapata County

We acquired a 19.8% limited partnership interest in PHT Resendez Partners, L.P. on October 5, 2004 in return for an initial capital contribution of $1,000,000. PHT Resendez acquired a 67% working leasehold interest on approximately 1,248 acres located in Zapata County, Texas. This results in the company having a 13.3% working interest (10.002 % net revenue interest) in this acreage. The initial test well known as Resendez #1 has been drilled and completed and production facilities and sales pipelines have been installed. Gas production and sales commenced on April 29, 2005 and the well is currently producing 2.0 mmcf/d. We also acquired a 31.25% working interest in the La Duquesa project on approximately 1,248 acres in Zapata County, Texas. Drilling of the initial well on this project has been successfully concluded and operations are currently underway.

Whitewater

On February 1, 2005, Maverick Whitewater, L.L.C, a wholly owned subsidiary that we formed to explore for oil and gas in Northern Colorado, paid $ 3,600 ,000 to South Oil, Inc. to acquire a 30% interest in approximately 42,197.52 gross and 40,463.84 net mineral acres in Mesa and Delta Counties in Colorado. The conveyance also included two shut-in gas wells and a pipeline tap. The interest was acquired subject to a 12.5% carried working interest, proportionately reduced, in favor of prior parties in interest. To date, six successful delineation wells have been drilled. These wells have been tested as high as 1.2 mmcf/d. We estimate another twenty-one wells could be drilled during the remainder of 2005. Plans to connect to the Trans Colorado pipeline are under development and sales could commence late in the fourth calendar quarter of 2005.

Maverick Whitewater has two separate classes of ownership interest, Class A and Class B. We acquired all of the Class A interests for $5,600,000, including prepaid drilling costs of $2 ,000,000. South Oil, Inc. acquired all of the Class B interests. We serve as the manager of Maverick Whitewater and so are responsible for making all decisions and taking all actions regarding Maverick Whitewater’s business. The operating agreement provides that cash distributions are to be made first to us as the Class A member until the aggregate distributions made to us equal our initial capital contribution, and then 85% to the Class A and 15% to the Class B member.

Turner/LaEscalera

On February 14, 2005, Maverick Turner Escalera, L.L.C., a wholly owned subsidiary that we formed to explore for oil and gas in West Texas., paid $1,200,000 to South Oil, Inc. to acquire a 9.625% interest in 17,800.07 option acres with drill-to-earn terms in Tom Green County, Texas, and a 17.5% interest in 1631.25 leasehold acres in Pecos County, Texas. We subsequently acquired 605.5 acres in Pecos County, Texas, subject to a 12.5% carried working interest and a 12.5% back-in after payout to prior parties in interest.

Six wells have been drilled and completed on the Turner Ranch portion of the project. Production rates have been less than expected. A seventh well is being drilled. We may determine to cease future participation in development activities in the Turner Ranch portion of this project in the absence of future positive developments from this well or otherwise.

The initial test wells on the La Escalara portion of the project are currently being evaluated.

Maverick Turner Escalara has two separate classes of ownership interest, Class A and Class B. We acquired all of the Class A interests for $3,200,000, inclusive of prepaid drilling costs of $2,000,000. South Oil, Inc. acquired all of the Class B interests. We serve as the manager of Maverick Turner Escalara and so are responsible for making all decisions and taking all actions regarding Maverick Turner Escalara’s business. The operating agreement provides that cash distributions are to be made first to us as the Class A member until the aggregate distributions made to us equal our initial capital contribution, and then 85% to the Class A and 15% to the Class B member.

COMPANY BACKGROUND

We were incorporated under the laws of the State of Nevada on June 18, 2002 as Waterloo Ventures Inc. From our inception through April 2004, we were engaged in acquiring and exploring mineral properties. We actively maintained an option to acquire an interest in the “East Red Rock” mineral claim in Ontario, Canada until April 2004, when, in conjunction with a change of control, we elected to suspend all further payments and exploration work needed to maintain the claim in good standing. Accordingly, as of April 2004, we suspended all mineral exploration activities, commenced our oil and gas business, and, by virtue of a merger with a wholly owned subsidiary, changed our name to Maverick Oil and Gas, Inc.

SALES AND MARKETING

As we remain in the development stage, we have not yet generated any revenues, nor do we have any customers.

The principal target customers for our crude oil production are expected to be refiners, remarketers and other companies, some of which are expected to have pipeline facilities near the producing properties we acquire. In the event pipeline facilities are not conveniently available, we intend to truck or barge crude oil to storage, refining or pipeline facilities.

The principal target customers for our gas production are expected to be pipelines, utilities, gas marketing firms, industrial users and local distribution companies. We intend to use existing gathering systems and interstate and intrastate pipelines to consummate gas sales and deliveries.

We intend to sell our oil and natural gas production under both short-term (less than one year) and long-term (one year or more) agreements at prices negotiated with third parties. Under both short-term and long-term contracts, typically either the entire contract (in the case of short-term contracts) or the price provisions of the contract (in the case of long-term contracts) are renegotiated from intervals ranging in frequency from daily to annually .

We have not yet adopted any specific sales and marketing plans. However, as production levels increase, the need to hire sales and marketing personnel will be addressed.

TITLE TO PROPERTIES

We believe that the title to our leasehold properties is good and defensible in accordance with standards generally acceptable in the oil and gas industry, subject to exceptions that are not so material as to detract substantially from the use of such properties. Our leasehold properties are subject to royalty, overriding royalty and other outstanding interests customary in the industry. The properties may be subject to burdens such as liens incident to operating agreements and current taxes, development obligations under oil and gas leases and other encumbrances, easements and restrictions. We do not believe any of these burdens will materially interfere with our use of these properties.

As is customary in the oil and gas industry, a preliminary title examination is conducted at the time that we acquire properties believed to be suitable for drilling operations. We rely upon the brokers of the properties to conduct the title examination. We will perform necessary curative work with respect to any significant defects in title prior to proceeding with operations.

COMPETITION

The oil and natural gas business is highly competitive. We compete with private, public and state-owned companies in all facets of the oil and natural gas business, including suppliers of energy and fuel to industrial, commercial and individual customers. Numerous independent oil and gas companies, oil and gas syndicates and major oil and gas companies actively seek out and bid for oil and gas prospects and properties as well as for the services of third-party providers, such as drilling companies, upon which we rely. Many of these companies not only explore for, produce and market oil and natural gas, but also carry out refining operations and market the resultant products on a worldwide basis. A substantial number of our competitors have longer operating histories and substantially greater financial and personnel resources than we do.

Competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the government of the United States and other countries, as well as factors that we cannot control, including international political conditions, overall levels of supply and demand for oil and gas, and the markets for synthetic fuels and alternative energy sources. Intense competition occurs with respect to marketing, particularly of natural gas.

GOVERNMENT AND ENVIRONMENTAL REGULATION

Domestic development, production and sale of oil and gas are extensively regulated at both the federal and state levels. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, have issued rules and regulations binding on the oil and gas industry and its individual members, compliance with which is often difficult and costly and some of which carry substantial penalties for failure to comply. State statutes and regulations require permits for drilling operations, drilling bonds and reports concerning wells. Texas and other states in which we intend to conduct operations also have statutes and regulations governing conservation matters, including the unitization or pooling of oil and gas properties and establishment of maximum rates of production from oil and gas wells.

Our operations are subject to extensive and developing federal, state and local laws and regulations relating to environmental, health and safety matters; petroleum; chemical products and materials; and waste management. Permits, registrations or other authorizations are required for the operation of certain of our facilities and for our oil and gas exploration and production activities. These permits, registrations or authorizations are subject to revocation, modification and renewal. Governmental authorities have the power to enforce compliance with these regulatory requirements, the provisions of required permits, registrations or other authorizations, and lease conditions, and violators are subject to civil and criminal penalties, including fines, injunctions or both. Failure to obtain or maintain a required permit may also result in the imposition of civil and criminal penalties. Third parties may have the right to sue to enforce compliance.

Some risk of costs and liabilities related to environmental, health and safety matters is inherent in our operations, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs or liabilities will not be incurred. In addition, it is possible that future developments, such as stricter requirements of environmental or health and safety laws and regulations affecting our business or more stringent interpretations of, or enforcement policies with respect to, such laws and regulations, could adversely affect us. To meet changing permitting and operational standards, we may be required, over time, to make site or operational modifications at our facilities, some of which might be significant and could involve substantial expenditures. There can be no assurance that material costs or liabilities will not arise from these or additional environmental matters that may be discovered or otherwise may arise from future requirements of law.

EMPLOYEES AND CONSULTANTS

As we remain in the development stage, our staffing remains limited. We employ a Chief Executive Officer, Chief Financial Officer, Executive Vice-President, Controller and certain clerical and administrative personnel . We expect to utilize our strategic alliance partner to provide operational, technical and certain administrative services. As production levels increase, we may find the need to hire additional personnel.

LEGAL PROCEEDINGS

We are not a party to any pending legal proceeding.

DESCRIPTION OF PROPERTY

Our offices consist of leased office space located at 888 East Las Olas Boulevard, Suite 400 , Fort Lauderdale, Florida.

Our company’s original business was in mineral exploration. We decided to transition to the oil and gas business in April 2004 in connection with a change in control transaction. While we commenced our oil and gas operations in July 2004 in connection with the acquisition of MBE, drilling did not begin on MBE's properties until September 2004. Accordingly, (1) we did not engage in any production activities during the fiscal years ended August 31, 2004 and 2003, nor did we have any proved reserves at the end of such periods, and thus, were not required to provide any of the production data required by Statement of Financial Accounting Standards No. 69 (“SFAS 69”), and (2) we did not engage in any drilling activities during the fiscal years ended August 31, 2004 and 2003.

We do not have any obligations under existing contracts or agreements calling for the provision of fixed and determinable quantities of oil and gas over the next three years, and have therefore not filed any information or reports with any federal authority or agency, containing estimates of total, proved developed or undeveloped net oil or gas reserves.

Our oil and gas properties consist primarily of oil and gas wells and our ownership in leasehold acreage, both developed and undeveloped. The following table summarizes our gross and net developed and undeveloped oil and natural gas acreage under lease or option as of June 21 , 2005.

	Gross	Net
Developed Acreage
Maverick Basin	120.00	44.55
Zapata County	1,248.20	166.01
Turner/Escalera	560.00	53.90
Whitewater	6,181.17	1,685.15
Total	8,109.37	1,949.61
Undeveloped Acreage
Maverick Basin	10,120.00	3,757.05
Barnett Shale	12,081.50	3,521.30
Zapata County	1,248.20	390.06
Turner/Escalera	19,476.82	2,131.76
Whitewater	34,282.67	10,284.78
Total	77,209.13	20,084.95

A developed acre is considered to be an acre spaced or assignable to productive wells. A gross acre is an acre in which a working interest is owned. A net acre is the result that is obtained when our fractional ownership working interest is multiplied by gross acres. The number of net acres is the sum of the factional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Undeveloped acreage is considered to be those lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether that acreage contains proved reserves, but does not include undrilled acreage held by production under the terms of a lease. As is customary in the oil and gas industry, we can generally retain our interest in undeveloped acreage by drilling activity that establishes commercial production sufficient to maintain the leases or by paying delay rentals during the remaining primary term of leases . The oil and natural gas leases in which we have an interest are for varying primary terms, and if production under a lease continues from our developed lease acreage beyond the primary term, we are entitled to hold the lease for as long as oil or natural gas is produced.

DIRECTORS AND EXECUTIVE OFFICERS

Below is certain information regarding our directors and executive officers. Concurrent with our acquisition of Hurricane Energy, LLC, we changed our officers and the makeup of our board of directors.

Name	Age	Position Held
V. Ray Harlow	53	Chief Executive Officer and Director
John A. Ruddy	58	Chief Financial Officer
James M. Parrish	51	Executive Vice-President—operations and business development
Michael Garland	41	Director

V. Ray Harlow has served as our Chief Executive Officer and a member of our board of directors since March 2005. Mr. Harlow has 32 years of experience in the industry, in particular in the area of upstream oil and gas exploration and development. From August 2003 until March 2005, he was chief executive officer and managing member of Hurricane Energy, LLC. Between October 1997 and August 2003, he was an independent energy consultant. From August 1987 until October 1997, he was with Sun Company, Inc. (doing business as Sunoco), then the largest independent refining and marketing company in the U.S. From May 1991 to October 1997, he was the chairman and managing director of Sun International Oil Company, the international subsidiary of Sunoco. Prior to his tenure at Sunoco, Mr. Harlow held executive management positions with Arco, Amoco and Transcontinental Oil.

John A. Ruddy has served as our Chief Financial Officer since March 2005.  Mr. Ruddy has 26 years of experience in the oil and gas industry.  From October 2003 until March 2005 he served as Chief Financial Officer of Hurricane Energy, LLC.  From December 1996 to September 2003, Mr. Ruddy was the Chief Financial Officer of the Sunoco Marketing Division.  From 1993 to 1996, he was the Chief Financial Officer for Sunoco’s International Exploration and Production division.  Mr. Ruddy spent 25 years  with Sunoco, Inc., the largest independent refining and marketing company in the U.S.  Mr. Ruddy has extensive experience in acquisitions and divestments in both the upstream and downstream areas, having participated in transactions valued in excess of $1.5 billion during his career.

James M. Parrish has served as our Executive Vice-President since March 2005. His principal duties will be to oversee our field operations, act as liaison with any strategic partners, and manage our oil and gas hedging activities. From 2003 until March 2005, he was executive vice president of Hurricane Energy, LLC, where he was responsible for managing investor relations and relations with financial institutions, as well as developing strategic alliances with industry partners. From 2002 to 2003, he was a principal with Champion Group Capital, Inc., of Dallas, Texas, a commercial mortgage banker financing commercial real estate. From 1987 to 2002, he was a manager of Dillon Gage Capital Markets, of Dallas, Texas, and founded its capital markets group.

Michael Garland has served as a director since July 27, 2004. He served as our chief executive officer from July 27, 2004 to March 2005. Prior to joining our company, from February 1998 to July 2004, Mr. Garland served as a founder and executive officer of Star Energy Group, PLC, an oil and gas production company building extensive gas storage projects in the United Kingdom. Prior thereto, from November 1994 to January 1998, Mr. Garland was the Commercial Manager for Tullow Oil plc, which is listed on the London Stock Exchange. Prior to then, Mr. Garland held positions in investment banking and law. At Wood Gundy, Inc., a U.K. based investment bank, Mr. Garland worked on early UK government privatizations and set up an Australian desk to market products to Australian companies. He also was previously involved in many aspects of the European and North American capital markets including marketing capital-market products to government and semi-government organizations. Mr. Garland has also been involved in the structuring and financing of a number of natural resources and energy projects, including initial public offerings.

Directors’ Term of Office

Directors will hold office until the next annual meeting of shareholders and the election and qualification of their successors. Our employment agreement with V. Ray Harlow requires that our board of directors nominate him for appointment to the board of directors for so long as he remains our chief executive officer. Officers are elected annually by our board of directors and serve at the discretion of the board of directors.

Audit Committee and Audit Committee Financial Expert

Our board of directors acts as our audit committee. No member of our board of directors is an “audit committee financial expert,” as that term is defined in Item 401(e) of Regulation S-B promulgated under the Securities Act.

To date, we have conducted limited operations and generated only minimal revenue since inception. In light of the foregoing, and upon evaluating our internal controls, our board of directors determined that our internal controls are adequate to insure that financial information is recorded, processed, summarized and reported in a timely and accurate manner in accordance with applicable rules and regulations of the SEC. Accordingly, our board of directors concluded that the benefits of retaining an individual who qualifies as an “audit committee financial expert” would be outweighed by the costs of retaining such a person.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Neither our directors and executive officers nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of our common stock, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons, has any material interest, direct or indirect, in any transaction that we have entered into since our incorporation or any proposed transaction.

EXECUTIVE COMPENSATION

The following table discloses the compensation we paid to Michael Garland, our former Chief Executive Officer, in our 2004 fiscal year. Mr. Garland remains on our board of directors. He joined us in our 2004 fiscal year. In March 2005, we hired three new executive officers in conjunction with our acquisition of Hurricane Energy . A description of their employment arrangements can be found below under ” Employment Agreements.”

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensa- tion	Securities Underlying Options/ SARs	All Other Compen sation($
Michael Garland, former Chief Executive Officer	2004	20,000	_	_	300,000	_

The following table contains information relating to grants of stock options made during the last fiscal year to our Chief Executive Officer . No stock options were exercised by our Chief Executive Officer during the last fiscal year.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

Name	Number of securities underlying options/SARs granted (#)	Percent of total options/SARs granted to employees in fiscal year	Exercise of base price ($/Sh)	Expiration date
Michael Garland	300,000	100%	$1.50	3/8/08

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

			Number of Securities Underlying Unexercised Options at FY-End (#)		Value of Unexercised In-the-Money Options at FY-End ($)(1)
Name	Shares Acquired on Exercise	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael Garland	--	--	300,000	--	$0	--

(1)	As of August 31, 2004, the fair market value of our shares was below the exercise price of Mr. Garland’s options.

Employment Agreements

Mr. Garland entered into an employment agreement with us on July 27, 2004. It provided for a base salary of $10,000 per month and three year-options to purchase 300,000 shares of our common stock at $1.50 per share. In conjunction with our acquisition of Hurricane Energy , Mr. Garland resigned as our Chief Executive Officer , and we agreed to pay him a severance consisting of salary continuation through July 31, 2005.

On March 9, 2005, we entered into an employment agreement with V. Ray Harlow, our new Chief Executive Officer. This agreement has a five-year term and requires us to pay Mr. Harlow a base annual salary of $300,000. Under this agreement, we granted Mr. Harlow an option to purchase up to 1,230,000 shares of our common stock at an exercise price of $2.395 per share, vesting in equal installments on each of the first five anniversaries of the date of his employment agreement. If we terminate Mr. Harlow’s employment without cause (as defined in the agreement) or by reason of his death or disability; we are required to pay Mr. Harlow his base salary and benefits, not including additional compensation, for a period of six months from the effective date of termination or until the term of the agreement expires, whichever period is shorter, and the options we granted Mr. Harlow in the agreement will continue to vest through this severance period. Under this agreement, we agreed to nominate Mr. Harlow to a position on our board of directors for so long as he remains our Chief Executive Officer .

On March 9, 2005, we entered into an employment agreement with John A. Ruddy, our new Chief Financial Officer. This agreement has a five-year term and requires us to pay Mr. Ruddy a base annual salary of $215,000. Under this agreement, we granted Mr. Ruddy an option to purchase up to 1,230,000 shares of our common stock at an exercise price of $2.395 per share, vesting in equal installments on each of the first five anniversaries of the date of his employment agreement. If we terminate Mr. Ruddy’s employment without cause (as defined in the agreement) or by reason of his death or disability; we are required to pay Mr. Ruddy his base salary and benefits, not including additional compensation, for a period of six months from the effective date of termination or until the term of the agreement expires, whichever period is shorter, and the options we granted Mr. Ruddy in the agreement will continue to vest through this severance period.

On March 9, 2005, we entered into an employment agreement with James M. Parrish, our new Executive Vice- President. This agreement has a five-year term and requires us to pay Mr. Parrish a base annual salary of $155,000. Under this agreement, we granted Mr. Parrish an option to purchase up to 1,230,000 shares of our common stock at an exercise price of $2.395 per share, vesting in equal installments on each of the first five anniversaries of the date of his employment agreement. If we terminate Mr. Parrish’s employment without cause (as defined in the agreement) or by reason of his death or disability; we are required to pay Mr. Parrish his base salary and benefits, not including additional compensation, for a period of six months from the effective date of termination or until the term of the agreement expires, whichever period is shorter, and the options we granted Mr. Parrish in the agreement will continue to vest through this severance period.

Directors' Compensation.

We currently have no policy with respect to the granting of fees to directors in connection with their services to the Company, except that we will not provide separate fees to directors who are not independent. Until we develop a policy in this regard, we will reimburse directors for their cost of travel and lodging to attend meetings of the Board of Directors and for their out-of-pocket costs incurred on behalf of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table indicates how many shares of our common stock were beneficially owned as of June 21, 2005, by (1) each person known by us to be the owner of more than 5% of our outstanding shares of common stock, (2) our directors, (3) our executive officers, and (4) all our directors and executive officers as a group. In general, “beneficial ownership” includes those shares a director or executive officer has sole or shared power to vote or transfer (whether or not owned directly) and rights to acquire common stock through the exercise of stock options and warrants that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. We based our calculation of the percentage owned on 96,472,565 shares outstanding on June 21, 2005, and added shares that may be acquired within 60 days to the number of other shares that the person owns as well as to the number of shares outstanding. The address of each of the directors and executive officers listed below is c/o Maverick Oil and Gas, Inc., 888 Las Olas Boulevard, Suite 400 , Fort Lauderdale, Florida 33301.

Name and Address	Number of Shares Beneficially Owned	Percent of Class
V. Ray Harlow	1,170,000(1)	1.2%
Michael Garland	300,000(2)	*
John A. Ruddy	1,170,000(1)	1.2%
James M. Parrish	1,170,000(1)	1.2%
Line Trust Corporation Limited 57/63 Line Wall Road P.O. Box 199 Gibraltar	31,734,500(3)	29.8%
M.V. Oil and Gas Company Box 751 Providenciales Turks & Caicos	20,000,000(4)	20.73%

Millenium Global High Yield Fund Limited 64 St. James Street London SW1A 1NF UK	7,250,000(5)	7.4%
All officers and directors as a group (4 persons)	3,810,000	3.9%

(1)

877,500 of these shares are currently held in escrow for a minimum of one year from the closing of our acquisition of Hurricane Energy, LLC. These shares do not include 1,230,000 shares issuable upon exercise of stock options that were granted as part of the acquisition but are not currently exercisable.

(2)	These shares are issuable upon exercise of currently exercisable stock options.

(3)

Line Trust Corporation Limited ( "Line Trust"), The Aktiva Diversified Trust ("Aktiva"), and AltaFin, BV ("AltaFin") have filed a Schedule 13D (the "Schedule 13D") as members of a "group" (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to these shares. Aktiva has the beneficial ownership of 27,000,000 of these shares (including 9,000,000 shares issuable upon the exercise of warrants) and AltaFin has the beneficial ownership of 4,734,500 of these shares (including 1,000,000 shares issuable upon the exercise of warrants). Line Trust is the independent sole trustee of Aktiva. Line Trust is also the independent sole trustee of a trust that owns all of the stock of AltaFin and of a trust that directly or indirectly holds all of the shares of AltaFin's corporate managing director. Line Trust has disclaimed beneficial ownership of these shares, except to the extent of any indirect pecuniary interest therein. The foregoing information is based upon the Schedule 13D. The class of beneficiaries of the trusts described in this note currently includes Darko Horvat and his family members.

(4)	These shares are beneficially owned indirectly by David Stevenson, c/o KDS Capital, 53 Davies Street, Mayfair, London W1K 5JH, U.K.

(5)	Includes 1,500,000 shares issuable upon exercise of currently exercisable warrants.

DETERMINATION OF OFFERING PRICE

The prices at which the shares of common stock covered by the prospectus may actually be sold will be determined by the prevailing public market price for shares of common stock or by negotiations in private transactions.

SELLING SHAREHOLDERS

The table below sets forth the name of each person who is offering for resale shares of common stock covered by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering, and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

The shares of common stock included in this prospectus (including shares issuable upon the exercise of outstanding options or warrants) were issued in the following private placement transactions, each of which was exempt from the registration requirements of the Securities Act of 1933, as amended, as follows:

•	During March 2005, we issued 942,565 shares in conversion and full payment of a convertible note in the original principal amount of $1 million that was owed by us to DDH Resources, II, Limited.
•

During March 2005, we issued 1,850,000 shares of our common stock upon conversion of a loan made to our subsidiary by Trident Growth Fund, LP in July 2004. In addition, we issued Trident Growth Fund, LP warrants to purchase 200,000 shares of our common stock upon the origination of the loan.

•

During January and February 2005, we completed a private financing transaction in which we realized gross offering proceeds of $28,435,000. In the transaction, we issued 14,217,500 investment units at a price of $2.00 per unit. Each unit contained two shares of our common stock and a three-year warrant to purchase a share of our common stock at a price of $2.00 per share. In connection with this transaction, we issued warrants to purchase 792,750 shares of our common stock at an exercise price of $1.20 per share to the placement agent for the transaction.

•	During August 2004, we issued investment units representing 2,000,000 shares of our common stock and warrants to purchase 1,000,000 shares of our common stock in a private financing transaction.
•	During 2004 and 2005, we issued 125,000 shares of our Common Stock and warrants to purchase an aggregate of 600,000 shares of our common stock to third party financial advisors and consultants.

Because the selling shareholders may offer all, some, or none of their shares of our common stock, we cannot provide a definitive estimate of the number of shares that the selling shareholders will hold after this offering.

None of the selling shareholders has at any time during the past three years acted as one of our employees, officers, or directors or otherwise had a material relationship with us, although up to 8, 365 ,000 shares are being offered by our principal stockholders. In addition, 792,750 shares are being offered by the placement agent in connection with the private placement that was completed by us during January and February 2005 and 725,000 shares are being offered by third party financial advisors and consultants.

For purposes of the following table, beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a selling shareholder and the percentage of ownership of that selling shareholder, shares of common stock issuable on exercise of options or warrants held by that selling shareholder that are convertible or exercisable, as the case may be, within 60 days of June 21, 2005, are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling shareholder. Each selling shareholder's percentage of ownership in the following table is based on 96,472,565 shares of common stock outstanding as of June 21, 2005.

Selling Shareholder	Shares beneficially owned prior to the offering	Number of common shares registered in this prospectus	Shares beneficially owned after the offering
	Number	Percent		Number	Percent
Leonard Ali	120,000	*	120,000 (1)	0	0%
Randolph Antao	8,100	*	8,100(2)	0	0%
Christopher John Avery	15,000	*	15,000(1)	0	0%
Beechwood Ventures, LLC	150,000	*	150,000(1)	0	0%
Mark Belz and Bonnie Belz	30,000	*	30,000(1)	0	0%

Selling Shareholder	Shares beneficially owned prior to the offering	Number of common shares registered in this prospectus	Shares beneficially owned after the offering
	Number	Percent		Number	Percent
Randall A. Belz Insurance Trust, Mindy Belz TTEE	45,000	*	45,000(1)	0	0%
Birchwood Capital Advisors, Inc.	200,000	*	200,000(2)	0	0%
Adrain James Bligh	60,000	*	60,000(1)	0	0%
Paul Bovi	37,500	*	37,500(1)	0	0%
Timothy Borthwick	375,000	*	375,000(1)	0	0%
Steven Bray	37,500	*	37,500(1)	0	0%
Brockington Securities, Inc.	100,000	*	100,000(2)	0	0%
Neville Brown	22,500	*	22,500(1)	0	0%
Alan Bryant	30,000	*	30,000(1)	0	0%
Vincent Calicchia	9,910	*	9,910(2)	0	0%
Capital Growth Investment Trust	90,000	*	90,000	0	0%
Joseph Crolla	30,000	*	30,000(1)	0	0%
DDH Resources II Limited	500,000	*	500,000(2)	0	0%
John Dare	60,000	*	60,000(1)	0	0%
Paul Davies	30,000	*	30,000(1)	0	0%
Frank DiLeonarado	1,000,000	1.036	1,000,000	0	0%
Thomas DiLollo	37,500	*	37,500(1)	0	0%
William and Louise Dolan	75,000	*	75,000(1)	0	0%
Double U Masterfund LP	450,000	*	450,000(1)	0	0%
Victor J. Dowling, Jr	65,000	*	65,000(2)	0	0%
Victor Dowling Jr. Cust. For Victor Dowling III	30,000	*	30,000	0	0%
Victor Dowling & Judy Dowling	100,000	*	100,000	0	0%
Milton H. Dresner Revocable Living Trust UAD 10/22/76	150,000	*	150,000(1)	0	0%
Essex and York, Inc.	7,500	*	7,500(2)	0	0%
Thomas J. Fallon	300,000	*	300,000(1)	0	0%
Garry J.G. Farquhar	75,000	*	75,000(1)	0	0%
Chris Ferraro	37,500	*	37,500(1)	0	0%
Randy B. Fields	8,450	*	8,450(2)	0	0%
George Fisher	75,000	*	75,000(1)	0	0%
William R. Follin	37,500	*	37,500(1)	0	0%
Brian L. Frank	337,575	*	337,575(3)	0	0%
Larry Gang	6,740	*	6,740(2)	0	0%
Michael J. Garnick	150,000	*	150,000	0	0%
Goren Brothers, LP	225,000	*	225,000(1)	0	0%
Jonathan Grantham	60,000	*	60,000(1)	0	0%
Kenneth Greif	375,000	*	375,000(1)	0	0%
Carl W. Grover	750,000	*	750,000(1)	0	0%
HMA Advisors, Inc.	300,000	*	300,000(2)	0	0%
Eric Hackel	5,130	*	5,130(2)	0	0%
Danielle Harmon	2,500	*	2,500(2)	0	0%
Linda F. Hartin	30,000	*	30,000(1)	0	0%
Heckert Construction Co., Inc.	150,000	*	150,000(1)	0	0%
Ken P. Herve	22,500	*	22,500(1)	0	0%
Dennis E. Hewitt	60,000	*	60,000(1)	0	0%
Patricia Hunter	3,053	*	3,053(2)	0	0%
Insight Fund, L.P.	500,000	*	500,000	0	0%
Theodore M. Ivanchak	30,000	*	30,000(1)	0	0%
Christopher R. Janish	7,500	*	7,500(2)	0	0%
David J. Kass	75,000	*	75,000(1)	0	0%

Selling Shareholder	Shares beneficially owned prior to the offering	Number of common shares registered in this prospectus	Shares beneficially owned after the offering
	Number	Percent		Number	Percent
Aaron Katz	28,586	*	28,586(2)	0	0%
Ninan Kriryan	2,500	*	2,500(2)	0	0%
Tamir Koch/Haggai Barel	37,500	*	37,500(1)	0	0%
Tamir Koch	37,500	*	37,500(1)	0	0%
Kostantine Komninos	28,200	*	28,200(2)	0	0%
Emily Kreigel	30,675	*	30,675(2)	0	0%
Legend Merchant Group, Inc.	169,270	*	169,270(2)	0	0%
David Lerner	7,500	*	7,500(2)	0	0%
Pavel Levitanus	21,000	*	21,000(4)	0	0%
Valery & Marina Levitanus	30,000	*	30,000(1)	0	0%
International Corporate Management	41,667	*	41,667	0	0%
Line Trust Corporation Limited	31,734,500	29.8	2,000,000(5)	29,734,500	28.7%
D. Livnat	3,000,000	3.07	3,000,000(1)	0	0%
Keith Lopez	75,000	*	75,000(1)	0	0%
M.V. Oil and Gas Company	20,000,00	20.73	1,865,000	18,135,000	18.42%
Charles MacKinnon	54,000	*	54,000(1)	0	0%
Tracy Magnus	15,000	*	15,000(1)	0	0%
Ralph Mandarino	22,500	*	22,500(1)	0	0%
Fredric Marcus	525,000	*	525,000(1)	0	0%
Michael Marcus	1,050,000	1.08	1,050,000(1)	0	0%
Harry T. Marren	150,000	*	150,000(1)	0	0%
Neville Maw	30,000	*	30,000(1)	0	0%
Millenium Global High Yield Fund Limited	7,250,000	7.4	4,500,000(1)	2,750,000	2.85%
William F. Miller III	150,000	*	150,000	0	0%
Albert Milstein	75,000	*	75,000(1)	0	0%
Kenneth Mortimer	60,000	*	60,000(1)	0	0%
Derek Munden	150,000	*	150,000(1)	0	0%
Kenneth O'Connor	37,500	*	37,500(1)	0	0%
Gilad Ottensoser	46,750	*	46,750(2)	0	0%
Sam Ottensoser	7,500	*	7,500(2)	0	0%
Robert Packman	52,500	*	52,500(1)	0	0%
Pinnacle Investment Partners	150,000	*	150,000(1)	0	0%
Platinum Partners Value Arbitrage Fund L.P.	300,000	*	300,000(1)	0	0%
Jack Polak	30,000	*	30,000(1)	0	0%
Michael John Potter	18,000	*	18,000(1)	0	0%
Professional Traders Fund LLC	300,000	*	300,000(1)	0	0%
Jonathan Rich	2,410	*	2,410(2)	0	0%
Joseph A. Rodrigues	60,000	*	60,000(1)	0	0%
Michael Rosenbaum	75,000	*	75,000(1)	0	0%
Jonathan Rothschild	15,000	*	15,000(1)	0	0%
Severn Capital Trading Partners,	100,000	*	100,000	0	0%
Wayne Saker	75,000	*	75,000(1)	0	0%
Jamal H. Sampson	18,000	*	18,000(2)	0	0%
Sandgrain Securities, Inc.	86,136	*	86,136(2)	0	0%
Andrey Shaw	15,000	*	15,000(1)	0	0%
John H. Shaw, III	86,350	*	86,350(2)	0	0%
Constantine Stamoulis	37,500	*	37,500(1)	0	0%

Selling Shareholder	Shares beneficially owned prior to the offering	Number of common shares registered in this prospectus	Shares beneficially owned after the offering
	Number	Percent		Number	Percent
Peter Alan Stewart	75,000	*	75,000(1)	0	0%
Strand, Inc.	40,000	*	40,000	0	0%
TiHo Investments, LLC	512,565	*	512,565	0	0%
Trident Growth Fund, L.P.	450,000	*	450,000(6)	0	0%
Ronald Tracy	30,000	*	30,000(1)	0	0%
Carmelo Troccoli	440	*	440(2)	0	0%
Westport Strategic Partners, Inc.	83,333	*	83,333	0	0%
David W. Unsworth, Jr	27,750	*	27,750(2)	0	0%
vFinance Investmens, Inc.	15,500	*	15,500(2)	0	0%
Michael Vulcano	52,725	*	52,725(2)	0	0%
Marianna and Michael Vulcano	5,000	*	5,000(2)	0	0%
Wade R. Cartwright MD Professional Corporation	75,000	*	75,000(1)	0	0%
Peter James Williams	75,000	*	75,000(1)	0	0%
Donald Wright	60,000	*	60,000(1)	0	0%
Alan Younger	18,000	*	18,000(1)	0	0%
	75,162,815		24,677,815		0%

* Less than 1%

(1) One third of these shares are issuable on exercise of warrants at $2.00 per share

(2) Shares are issuable upon exercise of warrants at $1.20 per share

(3) 187,575 of these shares are issuable on exercise of warrants

(4) 11,100 of these shares are issuable on exercise of warrants

(5) Includes 2,000,000 shares.

(6) 200,000 of these shares are issuable upon exercise of warrants at $1 per share

DILUTION

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding or is issuable on exercise of warrants that have already been issued. Accordingly, there will be no dilution to our existing shareholders.

PLAN OF DISTRIBUTION

The selling shareholders and any of their respective pledgees, donees, assignees, and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices.

We have agreed, subject to certain limits, to bear all costs, expenses, and fees of registration of shares of our common stock offered by the selling shareholders for resale. However, any brokerage commissions, discounts, concessions, or other fees, if any, payable to broker-dealers in connection with any sale of shares of common stock will be borne by the selling shareholders selling those shares or by the purchasers of those shares.

On our being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, or secondary distribution, or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing the following:

●	the name of each such selling shareholder and of any participating broker-dealer
●	the number of securities involved
●	the price at which such securities were sold
●	the commissions paid or discounts or concessions allowed to any broker-dealer, where applicable
●	that any broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus
●	other facts material to the transaction.

The selling shareholders may use any one or more of the following methods when selling shares:

●	directly as principals or in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers
●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account
●	an exchange distribution in accordance with the rules of the applicable exchange
●	privately negotiated transactions
●	short sales that are in compliance with the applicable laws and regulations of any state or the United States
●	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share
●	a combination of any such methods of sale
●	any other method permitted pursuant to applicable law

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Any sales of the shares may be effected through the OTC Bulletin Board, through any exchange on which our shares may be subsequently listed, in private transactions or otherwise, and the shares may be sold at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices.

The selling shareholders may also engage in short sales against the box, puts and calls, and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. We believe that the selling shareholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. If the selling shareholders effect sales through underwriters, brokers, dealers or agents, such firms may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the shares for whom they may act as agent, principal or both in amounts to be negotiated. Those persons who act as broker-dealers or underwriters in connection with the sale of the shares may be selected by the selling shareholders and may have other business relationships with, and perform services for, us. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Any selling shareholder or broker-dealer who participates in the sale of the shares may be deemed to be an “underwriter” within the meaning of section 2(11) of the Securities Act. Any commissions received by any underwriter or broker-dealer and any profit on any sale of the shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

The anti-manipulation provisions of Rules 101 through 104 of Regulation M promulgated under the Exchange Act may apply to purchases and sales of shares of common stock by the selling shareholders. In addition, there are restrictions on market-making activities by persons engaged in the distribution of the common stock. We have advised each selling shareholder that it may not use shares of common stock issuable on conversion of warrants and included in prospectus to cover short sales of common stock made prior to the date on which the registration statement of which this prospectus forms a part has been declared effective.

Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be able to be sold unless our common stock has been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

We are required to pay expenses incident to the registration, offering, and sale of the shares under this offering. We estimate that our expenses will total approximately $150,000. We have agreed to indemnify certain selling shareholders and certain other persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments to which those selling shareholders or their respective pledgees, donees, transferees or other successors in interest may be required to make in respect thereof. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

DESCRIPTION OF SECURITIES

Our authorized capital consists of 200 million shares of common stock, par value $0.001 per share, and 10 million shares of preferred stock, par value $0.001 per share. As of June 21, 2005, 96,472,565 shares of common stock and no shares of preferred stock were outstanding.

Common Stock

Holders of shares of common stock have the right to cast one vote for each share of common stock in their name on the books of our company, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute, by our articles of incorporation, or by our bylaws, the presence, in person or by proxy duly authorized, of one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our articles of incorporation.

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes do, however, prohibit us from declaring dividends where, after giving effect to the distribution of the dividend (1) we would not be able to pay our debts as they become due in the usual course of business or (2) our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.

Holders of shares of our common stock are not entitled to preemptive or subscription or conversion rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of common stock sold in the offering are, or when issued upon the exercise of warrants will be, fully paid and non-assessable.

Registration Rights

This Prospectus has been prepared pursuant to the registration rights granted in connection with recent private placement transactions completed by us during 2004 and 2005. However our largest shareholder has agreed to waive its registration rights with respect to 20 million shares of our common stock and eight million shares of our common stock issuable upon the exercise of common stock purchase warrants. We have agreed to register the resale of those shares in the future, at the request of this holder.

We have also granted registration rights in connection with our recent acquisition of Hurricane Energy. Pursuant to these registration rights, we agreed to register up to 200,000 shares on behalf of the former founders of Hurricane Energy (our current executive officers) by March 9, 2006, and an additional 600,000 shares by March 9, 2007. These rights are in addition to, and not in lieu of, any additional shares that they may wish to register during that period.

Warrants

As of June 21, 2005, warrants to purchase 18,170,250 shares of our common stock were outstanding. Of these, warrants to purchase 14,267,500 shares of our common stock were granted to accredited investors for a term of three years at an exercise price of $2.00 per share in the private financing transactions that occurred during the second fiscal quarter of 2005. If the average closing price for our common stock on the OTCBB for 30 consecutive trading days following effectiveness of the registration statement of which this prospectus is a part, is equal to or greater than $3.00, we will have unlimited discretion to call the warrants at their exercise price of $2.00 no later than 15 business days thereafter. Also in connection with these transactions, we granted to the placement agents warrants to purchase 792,750 shares of our common stock at an exercise price of $1.20 per share. Additional warrants to purchase 1,000,000 shares of our common stock were granted to an accredited investor at an exercise price of $2.00 per share in conjunction with an investment that occurred during August 2004.

On March 10, 2005, we granted warrants to purchase 810,000 shares of our common stock to the former members of Hurricane Energy in connection with our acquisition of Hurricane Energy . Of these, warrants to purchase 405,000 shares were granted at an exercise price of $1.75 per share. These warrants may be exercised at any time from March 9, 2006 until March 9, 2008. The remaining 405,000 warrants were granted at an exercise price of $1.925 per share. These warrants may be exercised at any time from March 9, 2007 until March 9, 2008.

Of our remaining warrants, 600 ,000 were granted in 2004 and 2005 in consideration of consulting services provided. Of these, 200,000 were granted at an exercise price of $1.25 per share, 300,000 were granted at an exercise price of $1.50 per share and 100,000 were granted at an exercise price of $2.00 per share. In addition, we granted warrants to purchase 700 ,000 shares of our common stock during 2004 as an equity incentive in connection with loans made to us by Trident Growth Fund, L.P. and DDH Resources II, Limited. 500,000 of these warrants were granted at an exercise price of $2.00 per share, and 200,000 of these warrants were granted at an exercise price of $1.00 per share.

Holders of our warrants have no voting rights, and therefore no right to participate in shareholder decisions, until such time as the warrants are exercised for shares of our common stock.

Preferred Stock

There are no shares of preferred stock outstanding.

Stock Options

The Maverick Oil and Gas, Inc. 2005 Stock Incentive Plan covers 10,000,000 shares of our common stock. Under its terms, our employees, officers, and directors and our subsidiaries are currently eligible to receive non-qualified stock options, restricted stock awards, and incentive stock options within the meaning of section 422 of the Internal Revenue Code. In addition, advisors and consultants who perform services for us or our subsidiaries are eligible to receive non-qualified stock options under the plan. The plan is administered by our board of directors or a committee designated by our board of directors.

All stock options granted under the plan are exercisable up to ten years from the date of grant. We are not permitted to grant incentive stock options under the plan at exercise prices that are less than the fair market value of our common stock on the date of grant. The term of an incentive stock option granted under the plan to a shareholder owning more than 10% of our issued and outstanding common stock may not exceed five years and the exercise price of an incentive stock option granted to any such stockholder may not be less than 110% of the fair market value of our common stock on the date of grant. The plan contains certain limitations on the maximum number of shares of our common stock that may be awarded in any calendar year to any one individual for the purposes of section 162(m) of the Internal Revenue Code.

Options granted under the plan have been granted subject to 20% annual vesting over a period of five years, contingent on continued employment with our company . The following schedule identifies the vesting schedule associated with all our outstanding options:

	Plan	Non-Plan	Total
Vested as of 3/21/05 To vest in 2006 To vest in 2007 To vest in 2008 To vest in 2009 To vest in 2010	738,000 738,000 738,000 738,000 738,000	450,000	450,000 738,000 738,000 738,000 738,000 738,000

In addition to the stock options covered by the plan, we issued to our former chief executive officer and the former manager of our treasury and accounting functions options to purchase in the aggregate 450,000 shares of our common stock at an exercise price of $1.50 per share.

At June 21, 2005, the following options were outstanding at the following exercise prices:

Number of Options
Plan	Non-Plan	Total	Exercise Price
__	450,000	450,000	$ 1.50
3,690,000	__	3,690,000	$ 2.395

Provisions having a possible Anti-Takeover Effect

Nevada General Corporation Law

Certain provisions of Nevada Law ( contained in chapters 78 and/or 92A of the Nevada Revised Statutes ("NGCL")) could be deemed to discourage takeover attempts of the Company that may be considered by some stockholders to be in their best interest. The effect of such provisions could delay or frustrate a merger, tender offer or proxy contest, the removal of incumbent directors, or the assumption of control by stockholders, even if such proposed actions would be beneficial to the Company's stockholders. Such effect could cause the market price of the Company's common stock to decrease or could cause temporary fluctuations in the market price of the Company common stock that otherwise would not have resulted from actual or rumored takeover attempts. While the Company has the right to amend its articles of incorporation and/or bylaws so as to not be subject to these provisions, the Company's board of directors believes that being governed by these provisions is appropriate to protect the interests of the Company's stockholders.

Combinations With Interested Stockholders

The NGCL generally prohibits a Nevada corporation with 200 or more stockholders of record (defined as a “resident domsestic corporation” under the NGCL) that has a class of voting shares registered with the SEC under Section 12 of the Exchange Act from entering into any "combination" with an "interested stockholder" during the three-year period commencing on the date such person first became an interested stockholder, unless: (i) the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors of the corporation before the person first became an interested stockholder, or (ii) the corporation's articles of incorporation provide otherwise. If such approval by the board of directors is not obtained, then the combination may be consummated after the three-year period expires if: (i) the combination is approved by the stockholders representing a majority of the outstanding voting power owned by the disinterested stockholders at a meeting called for that purpose no earlier than three years after the date the person first became an interested stockholder, or (ii) the consideration to be paid by the interested stockholder exceeds certain thresholds set forth in the NGCL. An "interested stockholder" is a person that is: (i) the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the then outstanding shares of the corporation, or (ii) an affiliate or associate of the corporation that at any time during the three-year period immediately preceding the date in question was the beneficial owner, directly or indirectly, of 10 percent or more of the voting power of the then outstanding shares of the corporation. "Combination" is defined in the NGCL to encompass a wide variety of transactions with or caused by an interested stockholder, including certain mergers, acquisitions and dispositions of assets, issuances of securities, liquidations and dissolutions, and transactions in which the interested stockholder receives or could receive, directly or indirectly, a benefit on other than a pro-rata basis with the other stockholders of the corporation.

Acquisition of Controlling Interest

The NGCL governs any acquisition of a "controlling interest" in a Nevada corporation that has 200 or more stockholders of record, at least 100 or which are Nevada residents, and that does business in Nevada directly or through an affiliated corporation, unless such corporation's articles of incorporation or bylaws in effect on the tenth day following the acquisition provide otherwise. A person acquires a "controlling interest" whenever such person acquires shares of a subject corporation that, but for the application of these provisions, would enable that person to exercise, directly or indirectly: (i) one-fifth or more, but less than one-third, (ii) one-third or more, but less than a majority, or (iii) a majority or more, of all of the voting power of the corporation. If a person acquires shares in the corporation and such acquisition results in the person exceeding one of these thresholds, the shares that it acquired in the transaction pursuant to which it crossed the threshold and within the 90 days immediately preceding the date of such acquisition are deemed to be "control shares." Control shares are entitled only to such voting rights as are conferred upon such shares by the disinterested stockholders of the corporation at a special or annual meeting of stockholders. In the event the disinterested stockholders confer such voting rights upon the control shares and the acquiror obtains a majority or more of all voting power of the corporation, any stockholder that did not vote in favor of conferring voting rights upon such shares may dissent and obtain the fair value of its shares.

The Company is not currently subject to the provisions of the NGCL governing the acquisition of a controlling interest because the Company has less than 100 stockholders of record that are Nevada residents and does not conduct business in Nevada.

Articles of Incorporation

Unissued Common Stock. We have over 100 million shares of authorized but unissued common stock. This enables our board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest , merger or otherwise, and thereby to protect the continuity of management. If our board of directors were to determine that a takeover proposal was not in the Company’s best interests, shares could be issued by the board of directors without stockholder approval in one or more private placements. Other transactions might prevent, or render more difficult or costly, completion of a takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by placing a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors.

Undesignated Preferred Stock. Our undesignated preferred stock enables the board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of management. The issuance of shares of the preferred stock pursuant to the board of directors’ authority described above may adversely affect the rights of the holders of common stock . For example, preferred stock issued by the Company may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock . Accordingly, the issuance of shares of preferred stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the common stock .

Transfer Agent

We have retained Holladay Stock Transfer, Inc., 2939 North 67 th Place, Scottsdale, AZ 85251, as our transfer agent.

INTEREST OF NAMED EXPERTS

No expert or counsel named in this registration statement as having prepared or certified any part of this statement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or will receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The audited financial statements as of August 31, 2004, and for the year then ended were audited by Malone & Bailey, PC., and for the period from June 18, 2002 (date of inception) to August 31, 2003, have been audited by Morgan & Company, chartered accountants, and are included herein in reliance upon the authority of these firms as experts in accounting and auditing.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Buchanan Ingersoll PC, Philadelphia, Pennsylvania.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada Revised Statutes provide that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as a director or officer and his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The Articles of Incorporation or an amendment thereto may, however, provide for greater individual liability. Furthermore, directors may be jointly and severally liable for the payment of certain distributions in violation of Chapter 78 of the Nevada Revised Statutes.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, shareholders of our company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct meets the requirements of Nevada law to impose such liability . The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of our company or any shareholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

The Nevada Revised Statutes also provide that under certain circumstances, a corporation may indemnify any person for amounts incurred in connection with a pending, threatened or completed action, suit or proceeding in which he is, or is threatened to be made, a party by reason of his being a director, officer, employee or agent of the corporation or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such person (a) is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing iolation of law or such greater standard imposed by the corporation’s articles of incorporation; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Additionally, a corporation may indemnify a director, officer, employee or agent with respect to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, if such person (a) is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of law or such greater standard imposed by the corporation’s articles of incorporation; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, however, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court to be liable to the corporation or for amounts paid in settlement to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

The Company’s By-laws provide in substance that every director and officer of the Company shall be entitled to indemnification against expense actually and necessarily incurred in any action suit or proceeding, in which he or she may be named as a party by reason of being or having been a director or officer of the Company, except to the extent that such officer is finally adjusdicated to be liable for negligence or misconduct

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Malone & Bailey, PC completed the audit of our consolidated financial statements for the year ended August 31, 2004. We had no disagreements with Malone & Bailey, PC (“Malone”) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure . Morgan & Company (“Morgan”) completed the audit of our consolidated financial statements for the years ended August 31, 2003 and 2002. On December 13, 2004, we dismissed Morgan as our independent accounting firm and we engaged Malone as our independent accounting firm. The reports of Morgan on our financial statements for the years ended August 31, 2003 and August 31, 2002 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that each report was modified to indicate that there was substantial doubt about our ability to continue as a going concern. The decision to terminate Morgan and the decision to retain Malone were both unanimously approved by our board of directors.

During the periods covered by the reports of Morgan, and the subsequent interim period through December 13, 2004, the Company had no disagreements with Morgan, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Morgan, would have caused Morgan to make reference to the subject matter of the disagreement in connection with its reports.

Morgan has confirmed that they did not have any disputes or disagreements with our management regarding accounting principles or practices, financial disclosure or auditing scope of procedures.

FINANCIAL STATEMENTS

INDEX TO THE FINANCIAL STATEMENTS

As of, and for the years ended August 31, 2004 and August 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Maverick Oil and Gas, Inc.
(formerly Waterloo Ventures, Inc.)
(A Development Stage Company)
Houston, Texas

We have audited the accompanying consolidated balance sheet of Maverick Oil and Gas, Inc., as of August 31, 2004 and the related consolidated statements of operations, changes in stockholders equity, and cash flows for the year ended August 31, 2004 and the period from June 18, 2002 (Inception) through August 31, 2004. These financial statements are the responsibility of Maverick. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements for the period June 18, 2002 (Inception) through August 31, 2003, which statements reflect total assets and revenues of $31,627 and $0. Those statements were audited by other auditors whose report has been furnished to us, and our opinion on the statements of operations, stockholders' equity, and cash flows for the period June 18, 2002 (Inception) through August 31, 2003, insofar as it relates to the amounts for prior periods through August 31, 2003, is based solely on the report of the other auditors.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maverick Oil & Gas, Inc., as of August 31, 2004, and the results of its operations and its cash flows for the periods described in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Maverick will continue as a going concern. As discussed in Note 2 to the financial statements, Maverick has minimal operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Malone & Bailey, PC

MALONE & BAILEY, PC

www.malone-bailey.com

Houston, Texas

December 8, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Waterloo Ventures Inc.

(An Exploration Stage Company)

We have audited the balance sheets of Waterloo Ventures Inc. (an exploration stage company) as at August 31, 2003 and the statements of operations, cash flows, and shareholders' equity for the year ended August 31, 2003, and for the cumulative period from June 18, 2002 (date of inception) to August 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and the results of its operations and cash flows for the periods indicated in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(c) to the financial statements, the Company incurred a net loss of $48,573 since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fulfill its exploration activities. These factors raise substantial doubt that the Company will be able to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1(c). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancover, Canada

October 29, 2003

Morgan & Company Chartered Accountants

P.O. Box 10007 Pacific Centre

Suite 1488 - 700 West Georgia Street

Vancouver, B.C. V7Y 1A1

Tel: (604) 687-5841

Fax: (604) 687-0075

www.morgan-cas.com

MAVERICK OIL AND GAS, INC.

(formerly Waterloo Ventures, Inc.)

(A DEVELOPMENT STAGE ENTITY)

Consolidated Balance Sheets

Assets
	August 31,
	2004	2003
Current Assets
Cash and cash equivalents	$596,748	$31,627
Unamortized loan costs	102,812	--
Total Current Assets	699,560	31,627
Undeveloped oil and gas interests, using successful efforts	2,529,835	--
Leasehold acquisition option	1,000,000	--
	$4,229,395	$31,627

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$100,987	$1,700
Payables for oil and gas interests	400,000	--
Notes payable	1,859,000	--
Total Current Liabilities	2,359,987	1,700
Commitments and Contingencies
Minority Interest	95,212	--

Stockholders' Equity
Preferred stock, $.001 par value authorized 10,000,000 shares; none issued and outstanding as of August 31, 2004 and 2003	--	--
Common stock, $.001 par value; authorized 100,000,000 shares; 60,520,000 and 58,520,000 shares issued and outstanding at 2004 and 2003, respectively	60,520	58,520
Additional paid-in capital	1,917,980	19,980
Deficit accumulated during development stage	(204,304)	(48,573)
Total Stockholders' Equity	1,774,196	29,927
	$4,229,395	$31,627

See accompanying summary of accounting policies and notes to financial statements.

MAVERICK OIL AND GAS, INC.

(formerly Waterloo Ventures, Inc.)

(A DEVELOPMENT STAGE ENTITY)

Consolidated Statements of Operations

	For the Years Ended August 31,		June 18, 2002 (Inception) to August 31,
	2004	2003	2004
Revenues	$ --	$ --	$ --
Operating Expenses: Exploration expenses	7,038	5,000	14,538
Mineral property option	1,000	--	8,500
General and administrative	152,481	23,444	186,054
Total operating expenses	160,519	28,444	209,092
Loss from operations before minority interest	(160,519)	(28,444)	(209,092)
Minority interest	4,788	--	4,788
Net loss to common stockholders	$ (155,731)	$ (28,444)	$ (204,304)

Basic and diluted loss per common share	$ (0.00)	$ (0.00)
Basic and diluted weighted average common shares outstanding	58,678,904	58,520,000

See accompanying summary of accounting policies and notes to financial statements.

MAVERICK OIL AND GAS, INC.

(formerly Waterloo Ventures, Inc.)

(A DEVELOPMENT STAGE ENTITY)

Consolidated Statement of Stockholders

Equity

	Common Stock		Additional	Deficit Accumulated During the	Total
	Shares	Amount	Paid-In Capital	Development Stage	Stockholders' Equity
Common stock issued for cash
June 2002	22,000,000	$22,000	$(21,000)	$--	$1,000
July 2002	22,000,000	22,000	(12,000)	--	10,000
August 2002	14,300,000	14,300	50,700	--	65,000
August 2002	220,000	220	2,280	--	2,500
Net Loss	--	--	--	(20,129)	(20,129)
Balance at August 31, 2002	58,520,000	58,520	19,980	(20,129)	58,371
Net Loss	--	--	--	(28,444)	(28,444)
Balance at August 31, 2003	58,520,000	58,520	19,980	(48,573)	29,927
Issuance of common stock for cash at $1.00 per share during August 2004, net of offering costs	2,000,000	2,000	1,898,000	--	1,900,000
Net Loss	--	--	--	(155,731)	(155,731)
Balance at August 31, 2004	$60,520,000	$60,520	$1,917,980	$(204,304)	$1,774,196

See accompanying summary of accounting policies and notes to financial statements.

MAVERICK OIL AND GAS, INC.

(formerly Waterloo Ventures, Inc.)

(A DEVELOPMENT STAGE ENTITY)

Consolidated Statements of Cash Flows

	For the Years Ended August 31,		June 18, 2002 (Inception) to
	2004	2003	August 31, 2004

Cash Flows from Operating Activities Net loss	$(155,731)	$(28,444)	$(204,304)
Adjustments to reconcile net loss to net cash used in operating activities Minority interest	95,212	--	95,212
Amortization of note payable discount and loan costs	14,688	--	14,688
Changes in assets and liabilities Prepaid expenses		2,500	(10,316)
Accounts payable and accrued expenses	90,796	700	102,812
Net Cash Provided By (Used in) Operating Activities	44,965	(25,244)	(1,908)
Cash Flows from Investing Activities Purchase of oil and gas interests	(3,121,344)	--	(3,121,344)
Net Cash Used in Investing Activities	(3,121,344)	--	(3,121,344)
Cash Flows from Financing Activities Issuance of debt	1,951,500	--	1,951,500
Repayment of debt	(210,000)	--	(210,000)
Issuance of common stock, net issuance costs	1,900,000	--	1,978,500
Net Cash Provided by Financing Activities	3,641,500	--	3,720,000
Net Increase in Cash and Cash Equivalents	565,121	(25,244)	596,748
Cash and Cash Equivalents, Beginning of Period	31,627	56,871	--
Cash and Cash Equivalents, End of Period	$596,748	$31,627	$596,748

See accompanying summary of accounting policies and notes to financial statements

MAVERICK OIL AND GAS, INC.

(formerly Waterloo Ventures, Inc.)

(A DEVELOPMENT STAGE ENTITY)

Notes to Consolidated Financial Statements

NOTE 1 — SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

Waterloo Ventures, Inc. (“Waterloo”) was incorporated in Nevada on June 18, 2002 and was an inactive, publicly-quoted company in 2004. On June 23, 2004, a wholly owned subsidiary was incorporated in the state of Nevada named “Maverick Oil and Gas, Inc.” On June 28, 2004, Waterloo was merged into that wholly owned subsidiary and changed its name to “Maverick Oil and Gas, Inc.” (“Maverick”).

On April 1, 2004, Maverick experienced a change in management when all of its directors and officers resigned from their positions and a new officer and director was appointed. In April 2004, Maverick’s new management implemented a new business plan and became engaged in the business of acquiring, exploring, and developing natural gas and oil properties.

Maverick is generally not involved as the operator of the projects in which it participates. Instead, Maverick relies on third parties for drilling, delivering any gas or oil reserves that are discovered, and assisting in the negotiation of all sales contracts with such purchasing parties. With the assistance of such third parties, Maverick plans to explore and develop these prospects and sell on the open market any gas or oil that is discovered. Maverick does not own any drilling rigs, and all of the drilling activities are conducted by independent drilling contractors. Maverick’s properties are primarily located in Texas.

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of Maverick Oil and Gas, Inc. and its two majority owned subsidiaries, Maverick Basin Exploration, LLC (74.25%), a Delaware limited liability company formed in June 2004 and RBE, LLC (50%), a Delaware limited liability company formed in August 2004. All significant intercompany accounts and transactions have been eliminated.

Oil and Gas Accounting

Maverick uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on Maverick’s experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated residual salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives.

Upon the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. Upon the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

Upon the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Stock-Based Compensation Arrangements

Maverick applies the intrinsic value method of accounting prescribed by Accounting Principles Board (“APB”)

Opinion No. 25, “Accounting For Stock Issued To Employees,” and related interpretations, in accounting for its stock-based grants to employees. Under the intrinsic value method of accounting, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Maverick applies the disclosure provisions specified in SFAS No. 148, “Accounting For Stock Based Compensation — Transition and Disclosure — an Amendment of SFAS 123,” The Company applies SFAS No. 123, “Accounting for Stock-Based Compensation,” in accounting for stock-based grants to non-employees.

Maverick follows the provisions of SFAS No. 123. As permitted under SFAS No. 123, Maverick has continued to utilize APB 25 in accounting for its stock-based compensation to employees. Had compensation expense for the years ended August 31, 2004 and 2003 been determined under the fair value provisions of SFAS No. 123, as amended by SFAS 148, Maverick’s net loss and net loss per share would have been:

	2004	2004
Net income (loss), as reported	$(155,731)	$(28,444)
Add: Stock-based employee compensation expense included in reported net income determined under APB No. 25, net of related tax effects	--	--
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(5,666)	--
Pro forma net income (loss)	$(161,397)	$(28,444)
Earnings per share: Basic - as reported	$ (0.00)	$ (0.00)
Basic - pro forma	$ (0.00)	$ (0.00)

	2004	2003
Risk free rate	3.23%	N/A
Expected years until exercise	3.0	N/A
Expected stock volatility	100%	N/A
Dividend yield	N/A	N/A

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments in money market funds. Maverick considers all highly-liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Credit Risk

Financial instruments that potentially subject Maverick to concentrations of credit risk consist principally of cash deposits at financial institutions. To mitigate this risk, Maverick places its cash deposits only with high credit quality institutions. At various times during the year, Maverick may exceed the federally insured limits. Management believes the risk of loss is minimal.

Capitalized Interest

Maverick’s policy is to capitalize interest on expenditures for significant exploration and development projects while activities are in progress to bring the assets to their intended use. There was capitalized interest of $29,836 and $0 as of August 31, 2004 and 2003.

Income Taxes

Income taxes are recorded in the period in which the related transactions are recognized in the financial statements, net of the valuation allowances which have been recorded against deferred tax assets. Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the tax basis and the financial reporting of assets and liabilities. Net deferred tax assets and liabilities, relating primarily to federal and state net operating loss carryforwards that have been deferred for tax purposes, have been offset by a valuation reserve because management has determined that it is more likely than not the deferred tax assets will not be realized.

Reclassifications

Certain reclassifications have been made to conform the prior year’s data to the current presentation. These reclassifications had no effect on reported earnings.

Recent Accounting Pronouncements

Maverick does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

NOTE 2 — GOING CONCERN

The accompanying financial statements have been prepared in accordance with U.S. GAAP, which contemplates continuation of the Company as a going concern.

As shown in the accompanying financial statements, the Company has incurred a net loss of $204,304 for the period from June 18, 2002 (inception) to August 31, 2004, and has no sales. Additionally, the Company will need significant funds to meet its cash calls on its various interests in oil and gas prospects to explore, produce, develop, and eventually sell the underlying natural gas and oil products under its interests and to acquire additional properties. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its oil and gas properties. Management has plans to seek additional capital through a financing transaction involving the sale of debt and/or equity securities. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence or fails to generate projected revenues. The Company will be required to raise funds through additional offerings of its securities in order to have the funds necessary to complete the development of its current projects and continue its operations.

NOTE 3 — UNDEVELOPED OIL AND GAS INTERESTS

On July 28, 2004, Maverick acquired a 74.25% Class A membership interest in MBE, a Delaware limited liability company. MBE has three classes of ownership interest: Class A, Class B, and Class C. Maverick acquired all of the Class A interests for the assumption of an obligation to make capital contributions totaling $4 million to MBE. As the sole Class A member, Maverick’s interest represents an initial interest of 74.25%. Maverick’s first capital contribution of $500,000 was made in August 2004. Additional payments of $625,000 have subsequently been made and a balance of $2,875,000 is due on or before January 31, 2005.

The MBE operating agreement provides that cash distributions by MBE are to be made in the following order of priority:

•	to any members, as required to pay taxes on that member’s share of profits for any taxable year;
•	then, to the Class A members until the aggregate distribution made to the Class A members equals $1,500,000;
•	then, to the Class A members and to the Class B members until the aggregate distributions made to the Class A members equal 100% of the capital contributions made by the Class A members; and
•	then, 63.75% to the Class A members, 21.25% to the Class B members, and 15% to the Class C members.

On July 15, 2004, MBE entered into an exploration agreement with Blue Star Oil & Gas, LTD (“Blue Star”). The agreement covers 10,240 acres of land in Maverick County, Texas (“prospect area”). The agreement calls for the drilling of four obligatory wells for which MBE is responsible for 100% of the costs associated with the completion of the first two wells. Once the wells start to produce, both MBE and Blue Star shall split the production costs and revenue at 50% each. The third and fourth wells will be drilled, provided that Blue Star and MBE share in the drilling costs at 50% each. Any revenues that are generated from the first two wells are to be applied to MBE’s corresponding costs before being proportionately split.

On June 27, 2004, MBE purchased the right to participate in the Blue Star operating agreement described above. A $500,000 assignment fee was recorded on the books as of August 31, 2004, for which only $100,000 has been paid. In addition to the $500,000 fee, the assignor is to receive, at payout, a 25% backin working interest.

In August 2004, Maverick funded $2,000,000 of the estimated $4,000,000 total cost of the first two wells.

Maverick’s investments and activity in oil and gas activities which consisted of the following at November 30, 2004:

Total Cost of Oil and Gas Properties
Unproved properties acquisition costs	$2,500,000
Capitalized interest	29,835
Net	$2,529,835

NOTE 4 - LEASEHOLD ACQUISITION OPTION

On August 8, 2004 Maverick acquired a 50% membership interest in RBE, LLC ("RBE"), a newly formed Delaware limited liability company, which was formed to explore for oil and gas in the Barnett Shale area of North Texas. Maverick acquired its interest in RBE from Ferrell RBE Holdings, LLC ("Ferrell RBE") in consideration for a total payment of $2 million, of which $1 million was paid in respect of the purchase price of the interest and the balance represents Maverick's assumption of Ferrell RBE's obligation to make a $1 million capital contribution to RBE. Of this amount, $400,000 was paid in November 2004 and the balance of $600,000 is due on January 31, 2005.

RBE has two separate classes of ownership interest, Class A and Class B, with each Class owning 50% of RBE.

The RBE operating agreement provides that cash distributions by RBE are to be made first to the Class A members until the aggregate distributions made to the Class A members equals $1,000,000 and then to the Class A and Class B members in the proportion to their ownership interests.

NOTE 5 - NOTES PAYABLE Notes payable consisted of the following at August 31:

	2004	2003
12% Senior secured note	$1,850,000	$ --
Other notes payable	9,000	--
	$1,859,000	$ --

12% Senior secured note

On July 14, 2004, MBE entered into a $2,050,000 12% senior secured note obligation with Trident Growth Fund, L.P. (“Trident”). The note is due on July 31, 2005 and bears interest at 12% per annum. The note is secured by all the assets of MBE. Loan costs of $117,500 were deducted from the proceeds of the note. Interest payments are due on the last day of each month with principal payments to be made at the discretion of MBE with full payment due by July 31, 2005. To induce Trident into making the loan to MBE, Maverick issued 200,000 warrants to purchase its common stock at an exercise price of $1 per share. The warrants, fully vested, expire in 10 years

Other notes payable

Maverick borrowed $19,000 during June, July and August 2004 totaling $19,000, with $10,000 in payments made on these 4 notes, leaving a net balance due of $9,000 as of August 31, 2004.

NOTE 6 — INCOME TAXES

Income taxes are not due since Maverick has had losses since inception. As of August 31, 2004, Maverick had approximately $160,000 in net operating losses, which expire in 2024. Net losses accruing prior to their change in control occurring April 2004 were eliminated under Internal Revenue Code Section 382.

The components of deferred taxes are as follows:

	2004	2003
Deferred tax assets
Net operating loss carryforwards	$ 54,400	$0
Less: valuation allowance	(54,400)	(0)
Net deferred tax assets	$ 0	$0

NOTE 7 — COMMITMENTS AND CONTINGENCIES

The Company is subject to cash calls related to its various investments in oil and gas prospects.

NOTE 8 — STOCKHOLDER’S EQUITY

On June 28, 2004, the number of outstanding shares of common stock were split twenty-two-for-one. All share and per share amounts in the financial statements reflect the stock split.

On June 24, 2002, Maverick issued 22,000,000 common shares to its directors for $1,000.

On July 31, 2002, Maverick sold 22,000,000 common shares for $10,000.

On August 1, 2002, Maverick sold 14,300,000 common shares for $65,000.

On August 31, 2002, Maverick sold 220,000 common shares for $2,500.

On August 2, 2004, Maverick sold 2,000,000 shares of common stock and warrants to purchase 1,000,000 shares in a private placement for $1 per share, net of $100,000 in related offering costs.

NOTE 9 — STOCK WARRANTS AND OPTIONS

Stock Warrants

Maverick had the following outstanding common stock warrants to purchase its securities at August 31:

	2004		2003
Description of Series	Number of Warrants issued	Exercise Price Per Share	Number of Warrants issued	Exercise Price Per Share
Expire August 2007	1,000,000	$ 2.00	-	$ -
Expire July 2014	200,000	$ 1.00	-	-
	1,200,000	$ 1.83	-	$ -

Stock Options

The following tables summarize Maverick’s stock option activity and related information during 2004 and 2003:

	Number of Shares	Weighted-Average Exercise Price
Balance at August 31, 2002 and 2003:	--	--
Granted	300,000	1.50
Expired	--	--
Balance at August 31, 2004	300,000	1.50

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Number of Outstanding Shares at August 31, 2004	Weighted Average Remaining Contract Life	Weighted Average Exercise Price	Number Exercisable at August 31, 2004	Weighted Average Exercise Price
$ 1.50	300,000	2.9	$ 1.50	300,000	$1.50

NOTE 10 — SUBSEQUENT EVENTS

On October 4, 2004, RBE, LLC completed an acquisition of acreage in the Barnett Shale from an unrelated third party through a membership subscription arrangement whereas RBE Holdings, LLC agreed to assign its right to the acreage in exchange for a 40% membership interest in RBE, LLC. RBE, LLC acquired a working interest of between 50% and 100% of a series of oil and gas leases located on approximately 12,082 acres of land in Wise County, Texas, resulting in a net working interest on approximately 7,042 acres in the Barnett Shale. The interests acquired are subject to a 25% royalty.

During October 2004, Maverick agreed to purchase a 9.9% partnership interest in PHT Resendez, L.P. in exchange for a capital contribution of $500,000, which has not been paid as of December 2, 2004. PHT Resendez, L.P. was formed to purchase leasehold interests in certain oil and gas prospects on 1,248.2 acres located in Zapata County, Texas.

On October 12, 2004, MBE borrowed $300,000 in exchange for a 3% promissory note payable on demand to FEQ Gas, LLC.

On October 29, 2004, MBE borrowed $300,000 in exchange for a 3% promissory note payable on demand to South Oil, Inc.

During September, October and November 2004, the Company paid a total of $625,000 to MBE as partial payments of its committed funding.

On November 18, 2004, Maverick borrowed $1,000,000 in exchange for a convertible note payable to DDH Resources II, Limited (“DDH”). The convertible note is due at the earliest of six months or when Maverick completes an equity raise of at least $5,000,000. Interest accrues at 12% per annum. At maturity date or at the option of the lender, the note and accrued interest shall be convertible into shares of common stock at a conversion rate of $1.10. To induce DDH into making the loan, Maverick issued 500,000 warrants exercisable for 3 years at $2.00.

NOTE 11 - SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest expense and income taxes for 2004 and 2003 were as follows:

	2004	2003
Interest (all of which was capitalized)	$21,344	$ --
ncome taxes, net	$ --	$ --

MAVERICK OIL AND GAS, INC.

(A Development Stage Entity)

Consolidated Balance Sheets

Assets
	February 28, 2005	August 31, 2004
	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$16,717,214	$ 596,748
Prepaid expenses and advances to operators	1,189,560	102,812
Total Current Assets	17,906,774	699,560
Undeveloped oil and gas interests, using successful efforts, net of impairment	8,334,594	2,529,835
Investment in limited Partnership	940,304	--
Leasehold acquisition option	1,000,000	1,000,000
	$28,181,672	$ 4,229,395

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses	$ 1,148,786	$ 500,987
Payables for oil and gas interests	--	--
Notes payable	250,000	1,859,000
Convertible debentures	2,012,887	--
Total Current Liabilities	3,411,673	2,359,987
Commitments and Contingencies
Minority Interest	--	95,212

Stockholders' Equity
Preferred stock, $.001 par value 10,000,000 shares authorized; none issued and outstanding	--	--
Common stock, $.001 par value; 100,000,000 shares authorized; 89,080,000 shares issued and outstanding	89,080	60,520
Additional paid-in capital	29,240,037	1,917,980
Deficit accumulated during development stage	(4,559,118)	(204,304)
Total Stockholders' Equity	24,769,999	1,774,196
	$28,181,672	$ 4,229,395

MAVERICK OIL AND GAS, INC.

(A Development Stage Entity)

Consolidated Statements of Operations

(unaudited)

	Three Months Ended February 28,		Six Months Ended February 28,		Inception Through February 28,
	2005	2004	2005	2004	2005
Revenue	$ -	$ -	$ -	$ -	$ -
Expenses
- Exploration expense	55,124	-	69,849	5,100	84,387
- General & administrative	615,594	5,573	751,156	12,290	922,522
- Mineral property option		-	-	1,000	8,500
- Loss on equity investment	59,696	-	59,696	-	59,696
- Amortization	1,173,771	-	1,277,331	-	1,292,019
- Impairment	2,692,110	-	2,692,110	-	2,692,110
Total expenses	4,596,295	5,573	4,850,142	18,390	5,059,234
Loss before minority interest	(4,596,295)	(5,573)	(4,850,142)	(18,390)	(5,059,234)
Minority Interest	486,215	-	495,328	-	500,116
NET LOSS	$(4,110,080)	$(5,573)	$(4,354,814)	$(18,390)	$(4,559,118)

Basic and diluted loss per share	$(.06)	$(.00)	$(.07)	$(.00)
Weighted average shares outstanding	70,564,775	58,520,000	65,459,144	58,520,000

MAVERICK OIL AND GAS, INC.

(A Development Stage Entity)

Consolidated Statement of Stockholders’ Equity

(unaudited)

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
	Shares	Amount
Balance, June 18, 2002	--	$ --	$ --	$ --	$ --
Common stock issued for cash, - June 2002	22,000,000	22,000	(21,000)	--	1,000
- July 2002	22,000,000	22,000	(12,000)	--	10,000
- August 2002	14,300,000	14,300	50,700	--	65,000
- August 2002	220,000	220	2,280	--	2,500
Net Loss	--	--	--	(20,129)	(20,129)
Balance at August 31, 2002	58,520,000	58,520	19,980	(20,129)	58,371
Net Loss	--	--	--	(28,444)	(28,444)
Balance at August 31, 2003	58,520,000	58,520	19,980	(48,573)	29,927
Issuance of common stock for cash at $1.00 per share during August 2004 net of offering costs	2,000,000	2,000	1,898,000	--	1,900,000
Net Loss	--	--	--	(155,731)	(155,731)
Balance at August 31, 2004	60,520,000	60,520	1,917,980	(204,304)	1,774,196
Beneficial conversion of convertible debentures, net of minority interest portion of $300,116	--	--	1,755,576	--	1,755,576
Issuance of common stock for cash, in private placement during January and February 2005, net offering costs	28,435,000	28,435	25,367,856	--	25,396,291
Issuance of common stock for services	125,000	125	198,625	--	198,750
Net Loss	--	--	--	(4,354,814)	(4,354,814)
Balances at February 28, 2005	89,080,000	$89,080	$29,240,037	$(4,559,118)	$24,769,999

MAVERICK OIL AND GAS, INC.

(A Development Stage Entity)

Consolidated Statements of Cash Flows

(unaudited)

	Six Months Ended February 28,		Inception Through February 28,
	2005	2004	2005
Cash Flows from Operating Activities
Net loss	$(4,354,814)	$(18,390)	$ (4,559,118)
Adjustments to reconcile net income
to net cash used in
operating activities:
Stock issued for services	198,750	-	198,750
Minority Interest	(495,328)	-	(500,116)
Loss on equity investment	59,696	-	59,696
Amortization	1,277,331	-	1,292,019
Impairment	2,692,110	-	2,692,110
Changes in:
Prepaid expenses and advances to operators	(1,145,500)	(10,000)	(1,155,816)
Accrued expense	95,465	(1,190)	198,277

Net Cash Used in Operating Activities	(1,672,290)	(29,580)	(1,774,198)

Cash Flows from Investing Activities
Purchase of oil and gas interests	(8,944,535)	-	(12,065,879)

Cash Flows from Financing Activities
Issuance of common stock, net issuance costs	25,396,291	-	27,374,791
Issuance of debt	1,600,000	-	3,551,500
Proceeds from minority interest owner	100,000	-	200,000
Repayment of debt	(359,000)	-	(569,000)
Net cash provided by financing activities	26,737,291	-	30,557,291
Net increase (decrease) in cash	16,120,466	(29,580)	16,717,214
Cash at beginning of period	596,748	31,627	-

Cash at end of period	$16,717,214	$ 2,047	$16,717,214

Cash paid during the year for:
Interest	$ -	$ -	$ -
Tax	-	-	-

NOTE 1 – BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements included herein have been prepared by Maverick Oil and Gas, Inc. (“Maverick”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The financial statements reflect all adjustments that are, in the opinion of management, necessary to fairly present such information. All such adjustments are of a normal recurring nature. Although Maverick believes that the disclosures are adequate to make the information presented not misleading, certain information and footnote disclosures, including a description of significant accounting policies normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), have been condensed or omitted pursuant to such rules and regulations.

These financial statements should be read in conjunction with the financial statements and the notes thereto included in Maverick’s 2004 Annual Report on Form 10-KSB filed with the Securities and Exchange Commission. The results of operations for interim periods are not necessarily indicative of the results for any subsequent quarter or the entire fiscal year ending August 31, 2005.

Maverick follows the provisions of SFAS No. 123. As permitted under SFAS No. 123, Maverick has continued to utilize APB 25 in accounting for its stock-based compensation to employees. Had compensation expense for the six months ended February 28, 2005 and 2004 been determined under the fair value provisions of SFAS No. 123, as amended by SFAS 148, Maverick's net loss and net loss per share would have been:

	Three months ended February 28,		Six months ended February 28,
	2005	2004	2005	2004

Net income (loss), as reported	$ (4,110,080)	$ (5,573)	$ (4,354,816)	$ (18,390)
Add: Stock-based employee compensation expense included
In reported net income determined under APB No. 25,
net of related tax effects	-	-	-	-
Deduct: Total stock-based employee compensation expense
determined under fair-value-based method for all awards,
net of related tax effects	-	-	-	-

Pro forma net income (loss)	$ (4,110,080)	$ (5,573)	$ (4,354,816)	$ (18,390)

Loss per share:
Basic – as reported	$ (0.06)	$ (0.00)	$ (0.07)	$ (0.00)
Basic – pro forma	$ (0.06)	$ (0.00)	$ (0.07)	$ (0.00)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN CURRENT YEAR

Equity Method

Under the guidance of Emerging Issues Task Force D-46, “Accounting for Limited Partnership Investments” Maverick uses the equity method to account for all of its limited partnership and membership interests that represent an ownership interest that exceeds 5% of the applicable entity, but is less than 50% of the applicable entity. Under the equity method of accounting, Maverick’s proportionate share of the investees’ net income or loss is included in “Loss on equity investment” in the consolidated statements of operations. Any excess investment is evaluated each reporting period for impairment.

NOTE 3 – UNDEVELOPED OIL AND GAS INTERESTS

Oil and gas properties consisted of the following at February 28, 2005:

Total Cost of
Oil and Gas
Properties

Undeveloped properties acquisition costs	$ 7,692,500
Drilling in progress	3,154,752
Capitalized interest	179,452
Impairment	(2,692,110)

Net	$ 8,334,594

NOTE 4 – INVESTMENT IN LIMITED PARTNERSHIP

PHT Resendez, L.P.

On October 5, 2004, Maverick purchased a 19.8% interest of PHT Resendez, L.P. (“PHT Resendez”), a Delaware limited partnership, in exchange for a capital contribution of $1,000,000. PHT Resendez was formed to purchase leasehold interests in certain oil and gas prospects on 1,248.2 acres located in Zapata County, Texas.

As of February 28, 2005, the value of the investment is $940,304. Maverick recorded a $59,696 loss on the investment.

At the discretion of PHT Gas, LLC, the general partner, available cash will be distributed first to all limited partners to the extent of their unreturned capital balances until all unreturned capital balances have been returned and then 75% to the limited partners in proportion to their respective percentage interests and 25% to PHT Gas, LLC.

NOTE 5 - NOTES PAYABLE

3% unsecured demand notes

On October 12, 2004, MBE borrowed $300,000 pursuant to a 3% unsecured demand note payable and repaid the loan as of February 28, 2005.

On October 29, 2004, MBE borrowed $300,000 pursuant to a 3% unsecured demand note payable and has repaid $50,000 as of February 28, 2005.

NOTE 6 – CONVERTIBLE DEBENTURE

On November 18, 2004, Maverick borrowed $1,000,000 pursuant to a convertible note agreement with DDH Resources II, Limited (“DDH”). The convertible note is due at the earliest of six months or when Maverick completes an equity raise of at least $5,000,000. Interest accrues at 12% per annum. At maturity date or at the option of the lender, the note and accrued interest shall be convertible into shares of common stock at a conversion rate of $1.10. To induce DDH into making the loan, Maverick issued 500,000 warrants exercisable for 3 years at $2.00. Based on the conversion rate of $1.10, Maverick has recorded a beneficial conversion feature on the note in the amount of $626,914 which was recorded as a note discount. In addition, Maverick valued the warrants, via the Black-Scholes method, and an additional $263,278 discount on the note was recorded. This discount is being amortized over the life of the loan. As of February 28, 2005, Maverick amortized $519,279 of the discount. On March 1, 2005, DDH exercised its option to convert this note into 942,565 shares of common stock.

As of August 31, 2004, Maverick had a 12% Senior Secured Note dated July 14, 2004 of $1,850,000 with Trident Growth Fund, LP (“Trident”). On January 16, 2005, because Maverick was not in compliance with its obligation under the loan agreement, Trident agreed to modify the loan agreement to the following terms: The note shall become convertible commencing January 16, 2005 and terminating March 31, 2005, all amounts due and owing under the note shall, at the option of Trident, be convertible into shares of common stock at a conversion rate of $1.00. Based on the conversion rate of $1.00, Maverick has recorded a beneficial conversion feature on the note in the amount of $1,165,500 which was recorded as a note discount. This discount is being amortized over the life of the loan. As of February 28, 2005, Maverick amortized $699,300 of the discount.

On March 7, 2005, Trident exercised its option to convert $250,000 principal amount of the note into 250,000 shares of common stock.

NOTE 7 – STOCKHOLDERS’ EQUITY

As disclosed in Note 6, Maverick issued 500,000 warrants, exercisable for 3 years, to purchase its common stock at $2.00.

In January and February 2005, Maverick issued 28,435,000 shares of common stock for net proceeds of $25,396,291 in a private placement to several investors.

In February 2005, Maverick issued 125,000 shares of common stock valued at $1.59 per share to Westport Strategic Partners for services.

NOTE 8 – SUBSEQUENT EVENTS

On March 10, 2005, Maverick issued 4,500,000 shares of common stock and options and warrants to purchase an aggregate of 4,500,000 shares of our common stock to the former members of Hurricane Energy, LLC, in connection with our purchase of all of the membership interests of Hurricane. Options to purchase 3,690,000 shares of common stock were issued under the 2005 Stock Incentive Plan at an exercise price of $2.395 per share. Maverick also issued warrants to purchase 810,000 shares of our common stock. One-half of these warrants are exercisable commencing on the first anniversary of the closing at an exercise price of $1.75 per share. The balance of the warrants can be exercised commencing on the second anniversary of the closing at an exercise price of $1.925 per share. The warrants have a term of three years.

During March 2005, Maverick issued warrants to purchase 200,000 shares of common stock at an exercise price of $1.25 per shares to a third party in consideration of consulting services.

On April 7, 2005, Maverick entered into a definitive Stock Purchase Agreement (dated as of April 6th) to acquire 100% of the issued shares of Camden Resources, Inc. (“Camden”), a Dallas, Texas based private oil and gas producer, for $88 Million in cash, of which Maverick has deposited $5 million with the seller. Closing of the transaction is scheduled to occur on or before June 10, 2005. Closing is subject to the satisfaction of a number of closing conditions, most notably, Maverick’s ability to finance the transaction.

Closing of the transaction, which was otherwise scheduled to occur on June 10, 2005, did not occur because certain closing conditions were not satisfied by that date. As a result of the circumstances that in its view precluded the closing,  Maverick does  not intend to proceed with the transaction under its current terms and  it has requested  the return of the $5 million earnest money deposit. Camden has, thus far, denied that request.  Maverick is  evaluating its options with respect to the transaction, as well as  recovery of the deposit, which may include instituting litigation against Camden and the selling shareholders under the Stock Purchase Agreement, should the parties be otherwise unable to reach amicable settlement terms.

During its third fiscal quarter, Maverick continued to evaluate the commercial viability of its Maverick Basin and Turner Ranch projects. It has decided to cease its participation in any further development of the Maverick Basin project and expects to record certain impairment charges for the third fiscal quarter. Maverick is evaluating the appropriate level of those charges. Maverick’s current investment in the Maverick Basin project is approximately $3.4 million, net of minority investment, and its impairment charges could amount to all or a substantial part of that investment. Maverick is continuing its technical evaluation of the Turner Ranch project in which its current investment is approximately $900,000.

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer made by the prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Maverick Oil and Gas, Inc. This prospectus does not constitute an offer to sell or solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has been no change in the affairs of Maverick Oil and Gas, Inc. or that the information contained herein is correct as of any time subsequent to the date hereof.

MAVERICK OIL AND GAS, INC.

24,677,815 SHARES OF COMMON STOCK

PRELIMINARY PROSPECTUS

July 1 , 2005

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Section 78.138 of the Nevada Revised Statutes provides that a director or officer is not individually liable to the corporation or its shareholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (1) his act or failure to act constituted a breach of his fiduciary duties as a director or officer and (2) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, shareholders of our company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of our company or any shareholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

Item 25. Other Expenses of Issuance and Distribution.

We will pay all expenses in connection with the registration and sale of the common stock by the selling shareholders. The estimated expenses of issuance and distribution are set forth below:

Registration fees	$7,145
Transfer agent fees	$2,500
Costs of printing and engraving	$10,000
Legal fees	$110,000
Accounting fees	$10,000
Miscellaneous	$10,355
Total estimated costs of offering	$150,000

Item 26. Recent Sales of Unregistered Securities

On March 10, 2005, we issued 4,500,000 shares of our common stock and options and warrants to purchase an aggregate of 4,500,000 shares of our common stock to the former members of Hurricane Energy, LLC, in connection with our purchase of all of the membership interests of Hurricane. Options to purchase 3,690,000 shares of our common stock were issued under our 2005 Stock Incentive Plan at an exercise price of $2.395 per share. We also issued warrants to purchase 810,000 shares of our common stock. One-half of these warrants are exercisable commencing on the first anniversary of the closing at an exercise price of $1.75 per share. The balance of the warrants can be exercised commencing on the second anniversary of the closing at an exercise price of $1.925 per share. The warrants have a term of three years. The shares, options, and warrants were issued in a private transaction exempt from registration under The shares, options, and warrants were issued in a private transaction exempt from registration under the Securities Act in reliance on section 4(2) of the Securities Act and the “safe harbor” private-offering exemption provided by Rule 506 of Regulation D promulgated under the Securities Act

The shares, options, and warrants were issued to the following individuals:

Name	Number of Maverick Shares	Number of Maverick Options	Number of Maverick Warrants
V. Ray Harlow	1,170,000	1,230,000	0
John Ruddy	1,170,000	1,230,000	0
James Parrish	1,170,000	1,230,000	0
Lance E. Johnson	63,948	0	45,000
Robert A. Solberg	63,948	0	45,000
Terry C. McEwen	63,948	0	45,000
Susan Hightower	63,948	0	45,000
Cornelius Dupre II	487,892	0	450,000
Michael T. Lynch	118,420	0	90,000
Anthony J. Weido	63,948	0	45,000
Kurt R. Peters	63,948	0	45,000

During March 2005, we issued warrants to purchase 200,000 shares of our common stock at an exercise price of $1.25 per shares to Birchwood Capital, Inc. in consideration of consulting services. These shares were exempt from registration under the Securities Act in reliance on section 4(2) of the Securities Act and the “safe harbor” private-offering exemption provided by Rule 506 of Regulation D promulgated under the Securities Act.

During March 2005, we issued warrants to purchase 150,000 shares of our common stock at an exercise price of $1.50 per share to Carlo Seidel, our former interim chief financial officer, in consideration of consulting services. These shares were exempt from registration under the Securities Act in reliance on section 4(2) of the Securities Act

During March 2005, we issued 1,600,000 shares to DDH Resources II, Limited, and 250,000 shares to Trident Growth Fund, LP, each in conversion and full payment of approximately $1,850,000 principal amount remaining due under a note issued by our subsidiary. The shares were issued in a private placement transaction exempt from the registration requirements of the Securities Act in reliance on Section 3(a)(9) of the Act.

During March 2005, we issued 942,565 shares to DDH Resources II, Limited in conversion and full payment of a convertible note that was owed by us. The shares were issued in a private placement transaction exempt from the registration requirements of the Securities Act in reliance on Section 3(a)(9) of the Act.

On January 11, 2005, we issued 125,000 shares of our common stock to Westport Strategic Partners, Inc. in consideration of consulting services. These shares were exempt from registration under the Securities Act in reliance on section 4(2) of the Securities Act and the “safe harbor” private-offering exemption provided by Rule 506 of Regulation D promulgated under the Securities Act.

During January and February 2005, we completed a private financing transaction in which we realized gross offering proceeds of $28,435,000. In the transaction, we issued 14,217,500 investment units at a price of $2.00 per unit. Each unit contained two shares of our common stock and a three-year warrant to purchase a share of our common stock at a price of $2.00 per share. In connection with this transaction, we paid aggregate investment banking fees and sales commissions of $2,843,500, non-accountable expenses of $148,000, and we issued warrants to purchase 792,750 shares of our common stock at an exercise price of $1.20 per share to the placement agent for the transaction. The units were exempt from the registration requirements of the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Act and Regulation S of the Act, as well as the safe harbor private offering exemption provided by Rule 506 of Regulation D, promulgated under the Act.

On December 28, 2004, we issued warrants to purchase 100,000 shares of our common stock to Brockington Securities, Inc. at an exercise price of $2.00 per share. These warrants were issued in consideration of a placement transaction for which Brockington was engaged by us. The issuance of these warrants was exempt from registration under the Securities Act in reliance on section 4(2) of the Securities Act and the “safe harbor” private-offering exemption provided by Rule 506 of Regulation D promulgated under the Securities Act.

On November 18, 2004 we entered into a convertible note agreement with DDH Resources II, Limited whereby DDH loaned us $1,000,000. The convertible note matured on the earlier of six months or when we complete an equity raise of at least $5,000,000. Interest accrued at 12% per annum. On the maturity date or at the option of the lender, the note and accrued interest were convertible into shares of our common stock at a conversion rate of $1.10. To induce the loan, we issued 500,000 warrants to DDH exercisable for 3 years at $2.00. The warrants were issued in a private placement exempt from the registration requirements of the Securities Act in reliance on section 4(2) of the Securities Act and the “safe harbor” private-offering exemption provided by Rule 506 promulgated under the Securities Act, without payment of underwriting discounts or commissions to any person. On March 2, 2005 the note was repaid by virtue of a conversion by DDH into 942,565 shares of our common stock. The shares were issued on conversion in a private placement exempt from the registration requirements of the Securities Act in reliance on Section 3(a)(9).

During August 2004, we issued warrants to purchase 300,000 shares of our common stock 125,000 at an exercise price of $1.50 per shares to HMA Advisors, Inc. in consideration of consulting services. These shares were exempt from registration under the Securities Act in reliance on section 4(2) of the Securities Act and the “safe harbor” private-offering exemption provided by Rule 506 of Regulation D promulgated under the Securities Act.

In August 2004, we sold one million investment Units at $2.00 per Unit to AltaFin, B.V., a Netherland Antilles corporation. The Units were sold in a private placement exempt from registration under the Securities Act in reliance on section 4(2) of the Securities Act and the “safe harbor” private-offering exemption provided by Rule 506 promulgated under the Securities Act, without payment of underwriting discounts or commissions to any person.

In July 2004, we issued to Trident Growth Fund, L.P., in connection with a loan made by Trident to MBE, a warrant to purchase 200,000 shares of our common stock at $1.00 per share. This warrant was issued in a private placement exempt from registration under the Securities Act in reliance on section 4(2) of the Securities Act and the “safe harbor” private-offering exemption provided by Rule 506 promulgated under the Securities Act, without payment of underwriting discounts or commissions to any person.

On June 24, 2004, we declared a 22-for-1 forward split of our outstanding shares of common stock.

On August 20, 2002, we issued 650,000 shares of our common stock to investors at a purchase price of $0.10 per share. This issuance was exempt from registration under the Securities Act in reliance on Regulation S promulgated under the Securities Act.

On July 31, 2002, we issue 1,000,000 shares of our common stock to investors at a purchase price of $0.01 per share. This issuance was exempt from registration in reliance on Regulation S promulgated under the Securities Act.

On June 24, 2002, we issued 1,000,000 shares of our common stock. Of these shares, 500,000 were issued to Marshall Bertram, our then president and director, and 500,000 were issued to Barry L. Whelan, our then secretary and treasurer, in each case at a price of $0.001 per share. This issuance was exempt from registration in reliance on section 4(2) of the Securities Act.

Item 27. Exhibits

Exhibit Number	Description
2.1	Plan and Agreement of Merger between the Registrant and Waterloo Ventures, Inc. (1)
2.2	LLC Interest Purchase Agreement dated March 9, 2005 between the Registrant and the Members of Hurricane Energy, LLC (2)
3.1	Articles of Incorporation (3)
3.2	By-Laws (3)
3.3	Certificate of Amendment to the Articles of Incorporation (6)
4.1	Form of Stock Option Agreement in connection with the acquisition of Hurricane Energy, LLC (2)
4.2	Form of Warrant Certificate A in connection with the acquisition of Hurricane Energy, LLC (2)
4.3	Form of Form of Warrant Certificate B in connection with the acquisition of Hurricane Energy, LLC (2)
5.1	Opinion Re: Legality of Shares (4)
5.2	Opinion Re: Legality of Shares (4)
10.1	Operating Agreement of Maverick Basin Exploration, LLC, dated June 23, 2004 (1)
10.2	Amendment to Operating Agreement of Maverick Basin Exploration, LLC, dated July 14, 2004 (1)
10.3	Amendment to Operating Agreement of Maverick Basin Exploration, LLC, dated July 28, 2004 (1)
10.4	Amendment to Operating Agreement of Maverick Basin Exploration, LLC, dated August 6, 2004 (1)
10.5	Amendment to Operating Agreement of Maverick Basin Exploration, LLC, dated October 12, 2004 (1)
10.6	Amendment to Operating Agreement of Maverick Basin Exploration, LLC, dated November 30, 2004 (1)
10.7	RBE LLC Operating Agreement dated August 2, 2004 (1)
10.8	Amendment to RBE LLC Operating Agreement, dated August 8, 2004 (1)
10.9	Amendment to RBE LLC Operating Agreement, dated December 1, 2004 (1)
10.10	Employment Agreement with Michael Garland dated July 27, 2004 (1)
10.11	Warrant Certificate between the Registrant and AltaFin B.V. dated August 2, 2004 (1)
10.12	Option Agreement between the Registrant and Michael Garland dated July 27, 2004 (1)
10.13	Subscription Agreement between the Registrant and PHT Resendez Partners, L.P. dated October 5, 2004(1)
10.14 10.15	Warrant Certificate between the Registrant and Trident Growth Fund, L.P. dated July 31, 2004 (1) Interest Purchase Agreement between the Registrant and Ferrell RBE Holdings, LLC dated July 2004 (1)
10.16	Interest Purchase Agreement between the Registrant and South Oil, Inc. dated July 2004 (1)
10.17	Promissory Note between the Registrant and Trident Growth Fund, LP dated July 14, 2004 (1)
10.18	Security Agreement between the Registrant and Trident Growth Fund, LP dated July 14, 2004 (1)
10.19	Guaranty between the Registrant and Trident Growth Fund, LP dated July 14, 2004 (1)
10.20	Registration Rights Agreement dated March 9, 2005 between the Registrant and the Founders of Hurricane Energy, LLC (2)
10.21	Escrow Agreement dated March 9, 2005 between the Registrant and the Members of Hurricane Energy, LLC (2)
10.22	Employment Agreement dated March 9, 2005 between the Registrant and V. Ray Harlow (2)
10.23	Employment Agreement dated March 9, 2005 between the Registrant and John A. Ruddy (2)
10.24	Employment Agreement dated March 9, 2005 between the Registrant and James Parrish (2)
10.25	The Registrant's 2005 Stock Option Plan (5)
10.26	Stock Purchase Agreement between Louisa K. Becker, James N. Dettl, Steven K. Miller, Bryant H. Patton, Marcus W. Rhoades, Robert N. Skinner and Yorktown Energy Partners IV, L.P. (7)
23.1	Consent of Morgan & Company (8)
23.2	Consent of Malone & Bailey, PC (8)
23.3	Consent of counsel (will be included in Exhibit 5.1 opinion)

___________________

(1) Incorporated by referenced to the Registrant's Form 10-KSB for its fiscal year ended August 31, 2004

(2) Incorporated by reference to the Registrant's Form 8-K filed with the Commission on March 15, 2005

(3) Incorporated by reference to our Registration Statement on Form SB-2 filed with the Commission on

October 14, 2002.

(4) To be filed by Amendment.

(5) Incorporated by reference to our Registration Form SB-2 filed with the Commission on March 25, 2005

(6) Incorporated by reference to our current report on Form 8-K filed with the Commission on June 3, 2005.

(7) Incorporated by reference to our current report on Form 8-K filed with the Commission on April 12, 2005

(8) Filed herewith

Item 28. Undertakings

The undersigned registrant hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post- effective amendment to this registration statement to:

(i)	Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss.230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the ``Calculation of Registration Fee'' table in the effective registration statement; and

(iii)	Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing this Amendment No. 1 on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in Fort Lauderdale, Florida, on June 30, 2005.

MAVERICK OIL AND GAS, INC.
By: /s/ V. Ray Harlow ------------------------------------------------
V. Ray Harlow
Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: June 30, 2005	By: /s/ V. Ray Harlow ------------------------------------------------
V. Ray Harlow
Chief Executive Office and Director

Date: June 29, 2005	By: /s/ Michael Garland ------------------------------------------------
Michael Garland
Director